001

MOLSON

File No. 82-2954

August 19, 2004

AUG 2 3 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04036461

SUPPL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly,

PROCESSED
AUG 24 2004
THOMSON
FINANCIAL

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

8/24

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
496	▪ Press Release "Molson and Coors Plan to List Molson Coors Shares on Toronto Stock Exchange as well as on New York Stock Exchange"	July 29/04	003
	▪ Notice of Change of Directors filed with Industry Canada (CBCA)	July 8/04	005
	▪ Annual Return filed with Industry Canada (CBCA)	July 9/04	006
	▪ Notice of Change of Directors filed with Industry Canada (CBCA)	July 29/04	008
	▪ Form 1 – Change in Issued and Outstanding Securities for MOL.A and MOL.B for month of July 2004, filed with the TSX	Aug. 18/04	009
	▪ Form 3 – Change in Officers filed with the TSX	Aug. 18/04	012
	▪ Form 3 – Change in Directors filed with the TSX	July 29/04	013
	▪ Report to Shareholders for the First Quarter ended June 30, 2004, filed SEDAR on August 13/04	July 22/04	014
	▪ Management's Discussion & Analysis for the First Quarter of Fiscal Year 2005, filed SEDAR on August 13/04	June 30/04	036
	▪ Form 52-109FT2 – Certification of Interim Filings during Transition Period by President and C.E.O.	Aug. 13/04	048
	▪ Form 52-109FT2 – Certification of Interim Filings during Transition Period by E.V.P. and C.F.O.	Aug. 13/04	049
	▪ Confirmation Letter for filing interim report for First Quarter with the Canadian Securities Commissions.	Aug. 13/04	050
	▪ Report of Voting Results at Annual and Special Meeting of Shareholders	Aug. 16/04	051
	▪ Annual Information Form for Fiscal Year ended March 31, 2004	Aug. 18/04	053

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
Molson and Coors Plan To List Molson Coors Shares On Toronto Stock Exchange As Well As On New York Stock Exchange

MONTREAL, Canada and GOLDEN, Colorado, July 29 /CNW Telbec/ - Molson, Inc. (TSX: MOL.A) and Adolph Coors Company (NYSE: RKY) today said that following shareholder approval of their proposed merger, they will apply to list the Class A and Class B shares of Molson Coors Brewing Company on the Toronto Stock Exchange (TSX). This listing would be in addition to the previously announced listing of Class A and Class B shares on the New York Stock Exchange (NYSE) and the listing of exchangeable shares on the TSX.

"Following numerous meetings with investors held in Canada this week, the companies have determined that there is significant demand for Molson Coors Brewing Company to pursue a dual listing of its primary shares and we will move in that direction," explained Daniel J. O'Neill, President and CEO of Molson.

About Molson Inc.

Molson Inc., founded in 1786, is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with CAN$3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, A Marca Bavaria, Kaiser and Bavaria. For more information on Molson Inc., please visit the company's website at www.molson.com .

About Adolph Coors Company

Founded in 1873, Adolph Coors Company is the world's ninth-largest brewer, with $5.4 billion in annual gross sales. Its principal subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors Original, Aspen Edge, Killian's, Zima XXX and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling -- the best-selling beer in the U.K. -- Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. For more information on Adolph Coors Company, please visit the company's website at www.coors.com . Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "plan", "following approval", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together, the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson Inc., including Coors' and Molson's plans, objectives, expectations and intentions, the markets for proposed securities of the combined entity, Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. There is no assurance the transaction contemplated in this release will be completed at all, or

completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Stockholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Office of the Secretary, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's directors and executive officers is available in the 2003 Annual Report on Form 10-K filed with the Securities and Exchange Commission by Coors on March 12, 2004, and information regarding Molson's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.
%SEDAR: 00001968EF

/For further information: For Coors: Investors: Dave Dunnewald, (303) 279-6565; Media: Laura Sankey, (303) 277-5035; For Molson Inc.: Investors: Danielle Dagenais, (514) 599-5392; Media: Sylvia Morin, (514) 590-6345/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON - INVESTORS

CNW 17:59e 29-JUL-04

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT | RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

NOTICE OF DIRECTORS OR NOTICE OF CHANGE OF DIRECTORS (SECTIONS 106 AND 113) | LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS (ARTICLES 106 ET 113)

Processing Type - Mode de traitement: E-Commerce

1. Name of Corporation - Dénomination de la société

MOLSON INC.

2. Corporation No. - N° de la société

394425-5

Business No. - N° d'entreprise

105228977RC0003

3. The following persons became directors of this corporation:
Les personnes suivantes sont devenues administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N

4. The following persons ceased to be directors of this corporation:
Les personnes suivantes ont cessé d'être administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire
MATTHEW W. BARRET	2004-06-22	15 SOUTH ST. LONDON, UNITED KINGDOM W1K 2J4
LLOYD I. BARBER	2004-06-22	800 GREEN AVE. P.O. BOX 510 REGINA BEACH, SASKATCHEWAN CANADA S0G 4C8
R. IAN MOLSON	2004-06-22	14 MALLORD ST. LONDON, UNITED KINGDOM 53W6DU
DONALD G. DRAPKIN	2004-06-22	RIO VISTA DRIVE P.O. BOX 1040 ALPINE, NEW JERSEY U.S.A 07620
LUIZ OTAVIO POSSA GONCALVES	2004-06-22	190- SION RUA BOA ESPERANCA BELO HORIZONTE -MG, BRAZIL 30310-730

5. The directors of this corporation now are:
Les administrateurs de la présente société sont maintenant:

Name - Nom	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N
LUC BEAUREGARD	3091 JEAN-GIRARD MONTREAL, QUEBEC CANADA H3Y 3L1	Y
FRANCESCO BELLINI	307 PORTLAND MOUNT-ROYAL, QUEBEC CANADA H3R 1V4	Y
STEPHEN T. MOLSON	411 CLARKE AVE. WESTMOUNT, QUEBEC CANADA H3Y 3C3	Y
ERIC H. MOLSON	38 ROSEMOUNT AVE. WESTMOUNT, QUEBEC CANADA H3Y 3C7	Y
DANIEL J. O'NEILL	3803 THE BOULEVARD WESTMOUNT, QUEBEC CANADA H3Y 1T3	Y
H. SANFORD RILEY	34 AVONHERST ST. WINNIPEG, MANITOBA CANADA R3M 2V1	Y
DANIEL W. COLSON	19 HANOVER TERRACE REGENT S PARK LONDON, UNITED KINGDOM NW14RJ	N
DAVID P. O'BRIEN	906 RIVERDALE AVE.S.W. CALGARY, ALBERTA CANADA T2S 0Y6	Y
ROBERT A. INGRAM	3624 DOVER RD. DURHAM, NORTH CAROLINA U.S.A 27707	N
JOHN E. CLEGHORN	120 ROXBOROUGH TORONTO, ONTARIO CANADA M4W 1W1	Y

Date	Name - Nom	Signature	Capacity of - en qualité de
2004-07-08	NATHALIE DELISLE		AUTHORIZED OFFICER

Canada

Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT — RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

ANNUAL RETURN (SECTION 263) — RAPPORT ANNUEL (ARTICLE 263)

Processing Type - Mode de traitement: E-Commerce

Filing for Year - Dépôt pour l'année: 2004

1. Corporation Name and Registered Office Address
Dénomination de la société et adresse du lieu du siège social

MOLSON INC.
1555 NOTRE-DAME ST. EST
MONTREAL, QUEBEC, CANADA, H2L 2R5

2. Corporation No. - N° de la société: 394425-5

3. Business No. - N° d'entreprise: 105228977RC0003

(and mailing address, if different) - (ainsi que l'adresse postale si elle diffère)
1555 NOTRE-DAME ST. EST MONTREAL, QUEBEC, CANADA, H2L 2R5

4. Taxation Year End
Fin de l'année d'imposition
03-31

5. Main Types of Business - Catégories principales d'activité commerciale
OTHER SERVICES (EXCEPT PUBLIC ADMINISTRATION)/AUTRES SERVICES, SAUF LES ADMINISTRATIONS PUBLIQUES

6. Has there been a change of director(s)?
Est-ce qu'il y a eu un changement d'administrateur(s)?
☑ Yes - Oui ☐ No - Non
If yes, has Form 6 been: - Si oui, la formule 6 a-t-elle été:
☑ Filed - Déposée

7. Has there been a change of registered office?
Est-ce qu'il y a eu un changement du siège social?
☐ Yes - Oui ☑ No - Non
If yes, has Form 3 been: - Si oui, la formule 3 a-t-elle été:
☐ Filed - Déposée

8. Date of Last Annual Meeting:
Date de la dernière assemblée annuelle:
2004-06-22

9. Is the Corporation a distributing corporation or a reporting issuer?
La société est-elle une société ayant fait appel au public ou un émetteur assujetti?
☑ Yes - Oui
☐ No - Non

10. Does the corporation have more than 50 shareholders?
La société a-t-elle 50 actionnaires ou plus?
☑ Yes - Oui
☐ No - Non

11. Does the Corporation have in place a unanimous shareholder agreement referred to in subsection 146(1) of the Act that restricts the powers of the directors?
La société dispose-t-elle d'une convention unanime des actionnaires visée au paragraphe 146(1) de la Loi qui restreint les pouvoirs des administrateurs?
☐ Yes - Oui
☑ No - Non

12. *Jurisdictions in which the corporation is carrying on business*

Provinces et territoires où la société exerce ses activités

Prov./Territory-Prov./Territoire	Address of the principal place of business or address for service Adresse principale de la société ou adresse aux fins de signification
ALBERTA	MACLEOD DIXON LLP 3700 CANTERRA TOWER CALGARY, ALBERTA, CANADA, T2P 4H2
BRITISH COLUMBIA	BORDEN LADNER GERVAIS 200 BURRARD ST., P.O. BOX 48600 VANCOUVER, BRITISH COLUMBIA, CANADA, V7X 1T2
MANITOBA	THOMPSON DORFMAN SWEATMAN 2200 - 201 PORTAGE AVENUE WINNIPEG, MANITOBA, CANADA, R3B 3L3
NEW BRUNSWICK	GILBERT, MCGLOAN, GILLIS 55 UNION ST, STE 710, P.O. BOX 7174 SAINT-JOHN, NEW BRUNSWICK, CANADA, E2L 4S6
NOVA SCOTIA	COX HANSON O'REILLEY MATHESON 1950 UPPER WATER STREET HALIFAX, NOVA SCOTIA, CANADA, B3J 3E5
ONTARIO	33 CARLINGVIEW DRIVE ETOBICOKE, ONTARIO, CANADA, M9W 5E4
PRINCE EDWARD ISLAND	FOSTER HENNESSEY MACKENZIE 129 WATER STREET, BOX 38 CHARLOTTETOWN, PRINCE EDWARD ISLAND, CANADA, C1A 7K2
QUEBEC	1555 NOTRE-DAME EAST MONTREAL, QUEBEC, CANADA, H2L 2R5
SASKATCHEWAN	MCDOUGALL GAULEY 700 ROYAL BANK BLDG, 2010-11TH AVENUE REGINA, SASKATCHEWAN, CANADA, S4P 0J3
NEWFOUNDLAND AND LABRADOR	PATTERSON PALMER LAW 235 WATER ST., PO BOX 610 ST-JOHN'S, NEWFOUNDLAND AND LABRADOR, CANADA, A1C 5L3

Date	Name - Nom	Signature	Capacity of - en qualité de
2004-07-09	NATHALIE DELISLE		AUTHORIZED OFFICER

Canada

Industry Canada Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT | **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

NOTICE OF DIRECTORS OR NOTICE OF CHANGE OF DIRECTORS (SECTIONS 106 AND 113) | **LISTE DES ADMINISTRATEURS OU AVIS DE CHANGEMENT DES ADMINISTRATEURS (ARTICLES 106 ET 113)**

Processing Type - Mode de traitement: E-Commerce

1. Name of Corporation - Dénomination de la société

MOLSON INC.

2. Corporation No. - N° de la société

394425-5

Business No. - N° d'entreprise

105228977RC0003

3. The following persons became directors of this corporation:
Les personnes suivantes sont devenues administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N

4. The following persons ceased to be directors of this corporation:
Les personnes suivantes ont cessé d'être administrateurs de la présente société:

Name - Nom	Effective Date Date d'entrée en vigueur	Residential Address - Adresse domiciliaire
ROBERT A. INGRAM	2004-07-28	3624 DOVER RD. DURHAM, NORTH CAROLINA U.S.A 27707

5. The directors of this corporation now are:
Les administrateurs de la présente société sont maintenant:

Name - Nom	Residential Address - Adresse domiciliaire	Resident Canadian Y/N Résident canadien O/N
LUC BEAUREGARD	3091 JEAN-GIRARD MONTREAL, QUEBEC CANADA H3Y 3L1	Y
FRANCESCO BELLINI	307 PORTLAND MOUNT-ROYAL, QUEBEC CANADA H3R 1V4	Y
STEPHEN T. MOLSON	411 CLARKE AVE. WESTMOUNT, QUEBEC CANADA H3Y 3C3	Y
ERIC H. MOLSON	38 ROSEMOUNT AVE. WESTMOUNT, QUEBEC CANADA H3Y 3C7	Y
DANIEL J. O'NEILL	3803 THE BOULEVARD WESTMOUNT, QUEBEC CANADA H3Y 1T3	Y
H. SANFORD RILEY	34 AVONHERST ST. WINNIPEG, MANITOBA CANADA R3M 2V1	Y
DANIEL W. COLSON	19 HANOVER TERRACE REGENT S PARK LONDON, UNITED KINGDOM NW14RJ	N
DAVID P. O'BRIEN	906 RIVERDALE AVE.S.W. CALGARY, ALBERTA CANADA T2S 0Y6	Y
JOHN E. CLEGHORN	120 ROXBOROUGH TORONTO, ONTARIO CANADA M4W 1W1	Y

Date	Name - Nom	Signature	Capacity of - en qualité de
2004-07-29	NATHALIE DELISLE		AUTHORIZED OFFICER

Canada

Form 1 – Change in Issued and Outstanding Securities for MOL.A and MOL.B for month of July 2004, filed with the TSX - Page 009 - File No. 82-2954

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.A
Reporting Period:	07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance :	105,212,819	As at :	06/30/2004

Effect on Issued & Outstanding Securities

Stock Option Plan (Canadian)	123,843
Optional Stock Dividend Plan	12,676
Other Issuances and Cancellations	5,000
Issued & Outstanding Closing Balance :	105,354,338

Stock Option Plan (Canadian)

Stock Options Outstanding Opening Balance: **6,026,486** As at : 06/30/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
07/31/2004	N	70,000	123,843	73,300	
Totals		70,000	123,843	73,300	0

Stock Options Outstanding Closing Balance: **5,899,343** As at : 07/31/2004

Optional Stock Dividend Plan

Opening Reserve **786,036** As at : 06/30/2004

Effective Date	Securities Listed	Securities Issued
07/01/2004		12,676
Totals	0	12,676

Closing Reserve: **773,360** As at : 07/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2004	Share Exchange Offer	5,000
Totals		5,000

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	08/18/2004 15:21:49
Last Updated:	08/18/2004 14:58:48

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.B
Reporting Period:	07/01/2004 - 07/31/2004

Summary

Issued & Outstanding Opening Balance :	22,380,676	As at :	06/30/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-5,000		
Issued & Outstanding Closing Balance :	22,375,676		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2004	Share Exchange Offer	-5,000
Totals		-5,000

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	08/18/2004 15:25:30
Last Updated:	08/18/2004 15:24:06

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.

Civil Title:	Mr.		
First Name:	Fernando		
Middle Name:			
Surname:	Tigre		
Date of Birth (MM/DD/YYYY):	11/17/1943		
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
New	CEO - Cervejarias Kaiser Brasil	07/15/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	08/18/2004 15:45:09
Last Updated:	08/18/2004 15:45:09

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.

Civil Title:	Mr.		
First Name:	Robert		
Middle Name:	A.		
Surname:	Ingram		
Date of Birth (MM/DD/YYYY):	12/06/1942		
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
Terminated/Resigned	Director	07/28/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	07/29/2004 16:10:49
Last Updated:	07/29/2004 16:10:49

MOLSON

Q1

Report to Shareholders
For the first quarter ended June 30, 2004

regaining momentum

MESSAGE TO SHAREHOLDERS

For the first quarter of Fiscal 2005, Molson recorded consolidated operating profit (EBIT) of $126.7 million, 13.2% higher than the previous year first quarter. With the rationalization charge incurred in the first quarter of last year excluded, the new fiscal first quarter operating profit was down 14.5% compared to last year. Operations in Canada experienced a 1.6% improvement in operating profit, despite higher pension expenses, increased marketing and sales investment as well as a labour disruption in the British Columbia distribution network. Brazil's profitability was impacted by higher investments in both marketing and the sales centres, as well as lower volumes and adverse mix.

Net earnings for the three months ended June 30, 2004 totalled $68.3 million, an increase of 24.9% over the corresponding period in 2003. Similarly, net earnings per share grew 25.6% to $0.54 per share compared the same period last year. The prior year's first quarter earnings included a charge for a plant closure in Brazil, as well as a pre-tax gain from the sale of a property in Barrie. Net earnings and net earnings per share for the current fiscal first quarter, excluding the prior yea charge and gain, were 19.3% and 19.4% lower, respectively.

Net sales revenue increased 2.0% to $675.0 million compared to $661.8 million for the same quarter last year. The improvement factors in a 3.2% revenue increase in Molson's operations in Canada, which was partially offset by lower volumes in Brazil.

Consolidated brewing volume for the quarter totalled 4.99 million hectolitres, 3.4% lower than the corresponding quarter last year. Total brewing volume was down as a result of 2.8% and 4.2% volume reductions in Canada and Brazil, respectively.

The Corporation recorded a 2.7% increase in cash flow from operations before changes in working capital and rationalization costs for the three months ended June 30, 2004. This is in part attributable to lower EVA bonuses paid in the first quarter of fiscal 2005 compared to the first quarter of fiscal 2004.

Molson is of the view that the new management put in place in both Canada and Brazil will contribute to the strategy of "regaining momentum". The Corporation has seen encouraging signs in Canada, built on new advertising, new packaging and new promotional designs primarily for the CANADIAN brand. In Brazil, the new Chief Executive Officer has driven the development of a revised business plan for Cervejarias Kaiser to grow volume and market share.

Molson has maintained the long-term goal of 10% EBIT growth. However, the lower than expected Q1 performance has increased the challenge of meeting the goal in the current fiscal year.

Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

July 22, 2004

MOLSON INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three months ended June 30, 2004 in comparison with the three months ended June 30, 2003, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Molson Fiscal Year 2005 First Quarter Highlights

- Consolidated operating profit (EBIT) up 13.2% to $126.7 million. Excluding items noted below(i), consolidated EBIT down 14.5% to $126.7 million and EBIT in Canada up 1.6% to $154.4 million
- Consolidated net earnings increased 24.9% from $54.7 million to $68.3 million. Excluding items noted below(ii), net earnings decreased 19.3% to $68.3 million from $84.6 million
- Consolidated net earnings per share increased 25.6% from $0.43 per share to $0.54 per share. Excluding the items below(ii), net earnings per share decreased 19.4% from $0.67 per share to $0.54 per share
- Cash flow from operations before working capital and rationalization costs increased 2.7% to $72.2 million
- Consolidated net sales revenue up 2.0% to $675.0 million, net sales revenue in Canada up 3.2%
- Total Molson beer volume down 3.4%, volume in Canada down 2.8% and volume in Brazil down 4.2%
- Core brand market share in Canada up 0.9 share points, total market share in Canada down 1.2 share points

(i) *Excluding the charge for rationalization costs in fiscal 2004 of $36.3 million.*

Excluding the fiscal 2004 after-tax charge for rationalization costs of $38.5 million and minority interest of $8.6 million.

Overview

Three months ended June 30 *(Dollars in millions, except per share amounts)*		**2004**		2003
Sales and other revenues	**$**	**907.3**	$	896.4
Brewing excise and sales taxes		**232.3**		234.6
Net sales revenue	**$**	**675.0**	$	661.8
Earnings before interest, income taxes and amortization (EBITDA)				
and the under-noted	**$**	**144.1**	$	165.2
Provisions for rationalization		**–**		36.3
EBITDA		**144.1**		128.9
Amortization of capital assets		**17.4**		17.0
Earnings before interest and income taxes (EBIT)		**126.7**		111.9
Net interest expense		**20.3**		24.8
Income tax expense		**45.0**		42.4
Earnings before minority interest		**61.4**		44.7
Minority interest		**6.9**		10.0
Net earnings	**$**	**68.3**	$	54.7
Basic net earnings per share	**$**	**0.54**	$	0.43
Diluted net earnings per share	**$**	**0.53**	$	0.42
Cash provided from operations before working capital and rationalization costs	**$**	**72.2**	$	70.3
Dividends per share	**$**	**0.15**	$	0.14
Weighted average outstanding shares *(millions)*				
Basic		**127.5**		126.8
Diluted		**129.2**		129.0

For the three months ended June 30, 2004, net sales revenue increased 2.0% to $675.0 million compared to $661.8 million for the same period last year. The increase reflects a 3.2% revenue increase in Molson's operations in Canada, despite lower volumes, when compared to the same period last year partially offset by lower volumes in Brazil. Consolidated brewing volume decreased by 3.4% to 4.99 million hectolitres versus 5.17 million hectolitres for the same period last year with volume down by 2.8% and 4.2% in Canada and Brazil respectively.

Net earnings for the three months ended June 30, 2004 were $68.3 million, an increase of 24.9% when compared to the $54.7 million earned for the three months ended June 30, 2003. Net earnings per share increased 25.6% to $0.54 per share compared to $0.43 per share for the same period last year. The prior year's earnings included a charge for the previously announced plant closure in Brazil in the amount of $43.3 million (R$92.2 million). In addition, the Corporation completed the sale, in the prior year's quarter, of a residual property adjacent to the Barrie brewery and a pre-tax gain of $7.0 million was recorded on the provision for rationalization line in the statement of earnings, which was consistent with the treatment of the original Barrie plant closure provision.

Net earnings for the period were $68.3 million or a 19.3% decrease from $84.6 million for the same period last year, excluding the charge for rationalization costs and the gain on sale in the prior year's quarter. Net earnings per share decreased 19.4% to $0.54 per share on the same basis.

Operating profit in Canada increased 1.6% to $154.4 million and reflects higher selling prices and favourable net sales revenue mix despite lower volumes. In addition, operating profit was negatively impacted by higher costs relating primarily to pension expense, product cost mix, marketing and sales investment as well the labour disruption of Molson's distribution network in British Columbia. Brazil's operating profit was negatively impacted by higher investment in both marketing and sales centre costs, as well as lower volumes and adverse mix.

Net interest expense for the quarter was $20.3 million which was $4.5 million lower than the prior year reflecting an overall decrease in average debt and related interest expense in Canada for the three-month period partially offset by higher net debt and interest bearing liabilities in Brazil.

The effective tax rate for the three months ended June 30, 2004 on net earnings was 42.3% reflecting the mix of earnings and no tax recovery being recorded on the Brazil losses. In addition, for the three months ended June 30, 2003, there was no tax recovery recorded on the prior year's quarter provision for plant closure in Brazil, as the Corporation has significant tax losses available for carry forward as well as tax deductible goodwill in Brazil, both of which are not tax effected. Any benefit from utilization of these losses on the plant closure or the tax losses will be recorded in the accounts when realization becomes more likely than not. The effective tax rate on net earnings for the three months ended June 30, 2003, excluding the rationalization provision was 32.5%.

Cash flow from operations before changes in working capital and rationalization costs increased by 2.7% to $72.2 million for the three months ended June 30, 2004, compared to $70.3 million for the same period last year. This reflects lower EVA bonuses of $13.1 million paid in the first quarter of fiscal 2005 compared to $45.0 million paid in the first quarter of fiscal 2004 partially offset by lower net earnings in the current year when the non-cash rationalization provisions are excluded. The fiscal 2004 EVA bonus included a significant one-time amount relating to deferred bonuses previously accrued.

Cash used for working capital of $90.1 million in the quarter relates to higher accounts receivable and inventory, primarily in Canada, partially offset by higher accounts payable. The higher use of working capital in fiscal 2004 relates primarily to the utilization, in prior years, of tax losses from the Corporation's former Sports and Entertainment business segment resulting in the balance of estimated taxes owed for the prior taxation year being paid in that year.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brasil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Sales Revenue and Operating Profit

Net sales revenue increased by 2.0% to $675.0 million reflecting higher revenues in Canada due mainly to favourable consumer prices and mix partially offset by lower volumes in both Canada and Brazil. In addition, the impact of declining foreign exchange rates (Brazilian real and the US dollar) relative to the Canadian dollar had a negative impact on the consolidated net sales revenue figure when measured in Canadian dollars.

The following table details certain financial information by business unit:

Three months ended June 30	**Sales and Other Revenues**		**Net Sales Revenue**		**EBITDA**		**EBIT**	
(Dollars in millions)	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Canada	**733.8**	726.9	**580.2**	562.4	**166.0**	163.8	**154.4**	152.0
Brazil	**149.8**	147.5	**74.5**	80.8	**(21.0)**	2.0	**(26.8)**	(3.2)
United States	**23.7**	22.0	**20.3**	18.6	**(0.9)**	(0.6)	**(0.9)**	(0.6)
Totals before the following:	**907.3**	896.4	**675.0**	661.8	**144.1**	165.2	**126.7**	148.2
Provisions for rationalization	**–**	–	**–**	–	**–**	(36.3)	**–**	(36.3)
Consolidated	**907.3**	896.4	**675.0**	661.8	**144.1**	128.9	**126.7**	111.9

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three months ended June 30, 2004 and 2003:

Volume

(Hectolitres in millions)	**2004 Estimated**	2003 Actual
Industry volume in Canada [i]	**5.89**	5.89
Molson (Canada)	**2.52**	2.59
Molson production for shipment to the United States	**0.50**	0.53
Brazil	**1.97**	2.05
Total Molson volume	**4.99**	5.17

[i] *Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.*

Total estimated industry sales volume in Canada was unchanged at 5.89 million hectolitres for the three months ended June 30, 2004, compared to the same period last year reflecting poor weather conditions across certain significant regions in Canada. Molson's volume in Canada decreased 2.8% to 2.52 million hectolitres during the same period primarily in the Ontario/West region and despite overall volume growth in the Quebec/Atlantic region. Molson's overall production for sale in the United States declined 3.4% despite growth in the Molson brands of approximately 1.7%. Brazil volume declined 4.2% in the quarter and reflected a slowing of the volume declines experienced in fiscal 2004.

Canada

Net sales revenue increased by 3.2% to $580.2 million in the quarter reflecting higher consumer prices and favourable mix when compared to last year partially offset by lower volumes. Operating profit increased 1.6% to $154.4 million for the three months ended June 30, 2004. Operating profit in the current quarter was negatively impacted by higher costs relating primarily to pension expense, product cost mix and marketing and sales investment as well as the labour disruption of Molson's distribution network in British Columbia.

Market Share (%)

Three months ended June 30	**2004 Estimated**	2003 Actual
Including sales of imports:		
Canada	**42.8**	44.0
Quebec/Atlantic	**43.5**	43.1
Ontario/West	**42.4**	44.4

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Molson continues to concentrate on market share growth of core strategic brands nationally and on key regional markets with strong growth opportunities.

Molson's core brand share continued to perform well with a share increase of 0.9 share points on a national basis during the three months ended June 30, 2004 while average market share for all beer sold in Canada declined 1.2 share points to 42.8% from 44.0% compared to the same period last year due to continued competitive pressure from the discount segment in both Ontario and Alberta, particularly impacting CANADIAN, and the effect of the distribution strike in British Columbia.

The Quebec/Atlantic region's core brand share increased 1.3 share points and total market share continued strong growth with an increase of 0.4 share points from 43.1% to 43.5% despite intense levels of competitive tactical marketing and trade programs in the Quebec super premium and value beer segments. These share results include the launch of COLD SHOTS, continued growth of EXLIGHT and the strong performance of COORS LIGHT.

In Ontario/West, core brand market share increased 0.7 share points when compared to previous year levels but the overall region's market share declined 2.0 share points from 44.4% to 42.4%. The market continues to experience strong competitor discount activity and the Corporation is undertaking significant actions to address the softening of the market share due to the growth of the value segment. These activities include the conversion to new enhanced packaging, launching of COLD SHOTS, and the release of new advertising into the market. Early returns appear positive as evidenced by share growth in Ontario over the last six consecutive weeks of the first quarter of fiscal 2005.

Brazil

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts:

	Three months ended June 30			
(Currency in millions)	**BRL**		**CAD**	
	2004	2003	**2004**	2003
Sales and other revenues	**335.8**	314.7	**149.8**	147.5
Net sales revenue	**167.3**	172.5	**74.5**	80.8
EBITDA (i)	**(46.9)**	4.2	**(21.0)**	2.0
EBIT (i)	**(59.8)**	(6.9)	**(26.8)**	(3.2)

(i) Results for the quarter ended June 30, 2003 exclude the rationalization provision of $43.3 million.

Total sales volume for the quarter was 1.97 million hectolitres compared to 2.05 million hectolitres last year representing a decline of 4.2% and reflected a slowing of the decline experienced in fiscal 2004. In the quarter, more than 50% of the bottlers, representing approximately 43% of the volume, increased volume and showed continued improvement in developing the on-premise market. However, market conditions and softer industry volume due to abnormal weather conditions in Kaiser's key markets continue to impact volume growth.

Total estimated Molson market share in Brazil was 10.9% for the three-month period ended June 30, 2004 compared to 12.9% for the same period last year, according to ACNielsen data.

Net sales revenue decreased 3.0% from R$172.5 million to R$167.3 million reflecting the 4.2% volume decline in the quarter, partially offset by marginally higher selling prices in the current period. Tax increases implemented in certain regions in the latter part of the Corporation's fourth quarter of fiscal 2004 were not passed onto the consumer which also adversely affected net sales revenues. Net sales revenue, as measured in Canadian dollars, decreased 7.8% reflecting the variance in the Brazilian real exchange rate in addition to the above-noted factors. Kaiser's ability to increase prices in the period was hindered by a lack of increases from competitors.

Operating profit was adversely affected by the investment in sales centres established in the latter part of fiscal 2004 and reflected a net variance of approximately R$23 million to the same period last year. In addition, Kaiser incurred higher marketing costs of approximately R$17 million when compared to the same period last year primarily related to the Corporation's relaunch investment in the Kaiser brand. General and administrative costs increased marginally reflecting higher depreciation expense while fixed costs were held in line with the same period last year.

On June 15, 2004, Molson announced the appointment of Fernando Tigre as the Chief Executive Officer of Cervejarias Kaiser Brasil, S.A. who took over the leadership of Kaiser effective July 1, 2004. Fernando Tigre has vast experience in turning around, growing and improving the results of companies he has managed. He joins Kaiser at a time when the competitive environment is intense and sales and market share growth are one of the biggest challenges facing the brewer. Kaiser looks to make gains in expanded numeric distribution and continue the revitalization of the key brands.

In the first quarter of fiscal 2004, Molson announced certain initiatives to achieve its cost reduction targets in Brazil. These initiatives included the closure of the Ribeirão Preto plant as part of the capacity optimization strategy and, as a result, Molson recorded a rationalization provision relating to the closure costs and other reorganization activities of $43.3 million (R$92.2 million) which included primarily fixed asset write-downs and employee severance costs.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – CANADIAN, CANADIAN LIGHT, GOLDEN, MOLSON ICE as well as MOLSON XXX. Molson USA is responsible for the marketing and selling of these brands with Coors providing the sales, distribution and administrative support.

Overall, Molson's total and CANADIAN trademark volume in the United States for the three months ended June 30, 2004 were down 3.4% and 4.7% respectively, compared to the same period last year. Challenges in the quarter traced primarily to the state of Michigan and the non-core markets. In Michigan, volume was down 9.4% in part due to the prior year's successful Red Wings five litre keg promotion. In the non-core markets, significant competitive activity led to a 12% decline in volume.

Both total net sales revenue and net sales revenue per hectolitre increased 11.9% and 8.9%, respectively, versus the same period last year as measured in US dollars. This increase in revenue realization is driven by strong front line price increases and improved brand and package mix, driven primarily by the super premium pricing of MOLSON XXX. During the quarter, these gains in pricing were offset by increased operational costs arising primarily from unfavourable foreign exchange and higher fuel costs.

Over the coming quarters, restoring growth on the CANADIAN trademark, as well as continued focus on slowing the MOLSON ICE and GOLDEN declining volume will remain a priority.

The following table summarizes the operating results of Molson's business in the United States in US dollars and the equivalent Canadian dollar amounts:

	Three months ended June 30					
(Dollars in millions)	**USD**		**CAD**		**Molson 50.1% Share CAD**	
	2004	2003	**2004**	2003	**2004**	2003
Sales and other revenues	**34.9**	31.5	**47.3**	44.0	**23.7**	22.0
Net sales revenue	**29.8**	26.6	**40.5**	37.1	**20.3**	18.6
EBITDA	**(1.2)**	(0.8)	**(1.6)**	(1.2)	**(0.9)**	(0.6)
EBIT	**(1.3)**	(0.9)	**(1.7)**	(1.3)	**(0.9)**	(0.6)

Selected Consolidated Quarterly Financial Information

(Dollars in millions, except per share amounts)	June 30, 2004	June 30, 2003	March 31, 2004	March 31, 2003	December 31, 2003	December 31, 2002	September 30, 2003	September 30, 2002
Net sales revenue	$ 675.0	$ 661.8	$ 524.8	$ 501.5	$ 623.3	$ 641.3	$ 715.6	$ 685.6
Net earnings (i)	$ 68.3	$ 54.7	$ 42.2	$ 59.6	$ 43.6	$ 66.1	$ 96.5	$ 82.3
Net earnings per share - basic	$ 0.54	$ 0.43	$ 0.33	$ 0.47	$ 0.34	$ 0.52	$ 0.76	$ 0.65
Net earnings per share - diluted	$ 0.53	$ 0.42	$ 0.33	$ 0.46	$ 0.34	$ 0.51	$ 0.75	$ 0.64

(i) *Restated by $1.0 million, $0.9 million and $1.0 million in each of the quarters ended September 30, 2002, December 31, 2002 and March 31, 2003 respectively reflecting the previously disclosed stock option expense.*

Financial Condition and Liquidity

Molson's consolidated balance sheet, together with comparative figures, is summarized as follows:

As at *(Dollars in millions)*	**June 30, 2004**	June 30, 2003	March 31, 2004
Current assets	$ **492.8**	$ 475.1	$ 430.2
Less current liabilities	**(1,020.1)**	(764.2)	(1,025.4)
Working capital	**(527.3)**	(289.1)	(595.2)
Investments and other assets	**131.0**	129.7	129.7
Property, plant and equipment	**995.2**	996.0	1,022.4
Intangible assets	**2,310.7**	2,389.4	2,348.3
	$ **2,909.6**	$ 3,226.0	$ 2,905.2
Represented by:			
Long-term debt	$ **786.2**	$ 1,207.0	$ 788.4
Deferred liabilities	**337.8**	395.1	359.1
Future income taxes	**413.9**	358.4	400.2
Minority interest	**125.3**	154.3	138.1
	1,663.2	2,114.8	1,685.8
Shareholders' equity	**1,246.4**	1,111.2	1,219.4
	$ **2,909.6**	$ 3,226.0	$ 2,905.2

In fiscal 2005, working capital requirements, excluding the current portion of long-term debt, will continue to be funded through cash generated from operations and available credit facilities. Long-term debt of $219.7 million (March 31, 2004 - $259.9 million) has been included in current liabilities, however the Corporation intends to refinance this debt with either a new term loan or the floating rate notes. The working capital deficit as at June 30, 2004, excluding the $219.7 million (March 31, 2004 - $259.9 million) of long-term debt, was $307.6 million (March 31, 2004 - $335.3 million) which was $18.5 million below last year.

Shareholders' Equity

For the three-month period ended June 30, 2004 the Corporation did not repurchase any Class "A" or Class "B" shares. In the three-month period ended June 30, 2003, the Corporation repurchased 690,700 Class "A" shares at prices ranging between $32.15 and $33.05 per share and no Class "B" shares as per the previously announced normal course issuer bid.

The total number of Class "A" and Class "B" shares outstanding at June 30, 2004 were 127,593,495 (127,003,023 at June 30, 2003).

Dividends

Dividends declared to shareholders totalled $19.2 million in the three-month period ended June 30, 2004, compared with $17.8 million for the same period last year. In fiscal 2005, Molson's quarterly dividend rate was increased by $0.01 or 7% to $0.15 per share effective in the first quarter.

The Board of Directors declared a quarterly dividend of $0.15 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on October 1, 2004 to shareholders of record at the close of business on September 15, 2004.

The dividends declared are consistent with the previously announced dividend policy, approved by the Board of Directors in November 2001, which targets a dividend payout range of 25% - 30% of trailing net earnings.

Financial Instruments and Long-Term Liabilities

Molson's consolidated long-term debt was as follows:

As at *(Dollars in millions)*	**June 30, 2004**	June 30, 2003	March 31, 2004
Molson Inc.			
Term loan	**$ 169.7**	$ 359.2	$ 59.9
Debentures	–	149.7	150.0
Floating rate notes	**250.0**	–	250.0
Molson Canada			
Term loan	–	99.9	–
Debentures	**576.8**	579.8	577.6
Brazil	**130.4**	82.8	97.9
	1,126.9	1,271.4	1,135.4
Less current portion	**340.7**	64.4	347.0
	$ 786.2	$ 1,207.0	$ 788.4

The Corporation had a $150.0 million debenture that came due on May 3, 2004 and was repaid using the Corporation's $625.0 million revolving credit facility which expires on March 17, 2005. As at June 30, 2004, $169.7 million (2003 - $59.9 million) was drawn on the $625.0 million facility.

The Corporation's 18-month bridge facility of $300.0 million expired on September 17, 2003 and was partially refinanced with $200.0 million of floating rate medium-term notes maturing September 16, 2005, issued on September 16, 2003 out of a total program of $500.0 million. The Corporation's $625.0 million revolving facility was used to refinance the remaining $100.0 million balance of the bridge facility. On October 17, 2003, the Corporation completed a second issuance of $50.0 million of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are direct, unsecured obligations of Molson Inc. and were offered by way of a private placement in Canada.

Molson Canada had a $100.0 million credit facility that expired on August 31, 2003 and was repaid from operations and using the Corporation's $625.0 million credit facility.

The floating rate note program is an agreement under which the Corporation and the placement agent may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan and the $50.0 million floating rate note are classified as current liabilities. It is the Corporation's intention to refinance with either a new term loan or the floating rate note program.

Dominion Bond Rating Service current credit rating for Molson Inc. and Molson Canada's ratings is A (low) and A respectively, both with a stable trend and is unchanged during the quarter.

On December 16, 2003 Standard and Poor's revised the outlook on Molson Inc. to stable from negative as a result of significant debt reduction. At the same time the BBB+ long-term debt rating was affirmed.

The Corporation has a quarterly cancellable interest rate swap for $100.0 million which converted a portion of the floating rate medium-term note maturing September 16, 2005 to a fixed rate. The Corporation also has an interest rate swap for $100.0 million which converted the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

Changes in Cash Flows

The decrease in net cash of $6.7 million in the current quarter, together with a comparison for fiscal 2004, is summarized below:

Three months ended June 30

(Dollars in millions)	**2004**	2003
Provided from operations before working capital and rationalization costs	**$ 72.2**	$ 70.3
Used for working capital	**(90.1)**	(161.3)
Rationalization costs	**–**	(4.4)
Used for operating activities	**(17.9)**	(95.4)
Provided from (used for) investing activities	**(5.1)**	8.5
Provided from financing activities	**16.5**	82.3
Decrease in cash from continuing operations	**(6.5)**	(4.6)
Decrease in cash from discontinued operations	**(0.3)**	(4.7)
Effect of exchange rate changes on cash	**0.1**	0.9
Decrease in cash	**$ (6.7)**	$ (8.4)

Cash provided from operations before working capital and rationalization costs increased 2.7% reflecting primarily higher funding in fiscal 2004 of the prior year's EVA bonuses.

Cash used for investing activities of $5.1 million in the three-month period ended June 30, 2004 reflected primarily additions to property, plant and equipment. In the same quarter of fiscal 2004, cash provided from investing activities of $8.5 million reflected primarily the proceeds of $12.0 million on the sale of a residual property adjacent to the Barrie brewery offset in part by $5.4 million spent on additions to property, plant and equipment.

Cash provided from financing activities in the first quarter of fiscal 2005 included a net reduction in long-term debt of $2.4 million and $34.0 million from the securitization of accounts receivable offset by dividends paid of $17.4 million. In the first quarter of fiscal 2004 cash provided from financing activities included a net increase in long-term debt of $46.5 million, $65.0 million from the securitization of accounts receivable offset by $22.5 million for the repurchase of shares under the normal course issuer bid and dividends paid of $14.0 million.

Cash used for discontinued operations consisted of $0.3 million in the first quarter of fiscal 2005 and $4.7 million in the first quarter of fiscal 2004 for operating activities to fund obligations previously provided for in the accounts.

Risks and Uncertainties

Foreign Exchange Risk

With respect to the Corporation's operations in Brazil, Molson is exposed to fluctuations in foreign exchange rate movements as substantially all of its revenues in Brazil are in reais. Also, a significant portion of Molson's operating expenses, in particular those related to hops, malt and aluminum are denominated in, or linked to, US dollars. Molson enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. Hedging activities consisted of foreign exchange contracts and foreign currency swaps including marketable securities indexed to US dollars.

Commodity Risk

Molson uses a large volume of agricultural materials to produce its products, including malt and hops. The Corporation purchases a significant portion of its malt and all of its hops outside Brazil and Canada, as well as substantial quantities of aluminum cans. In Brazil, all the hops purchased in the international markets outside South America are settled in US dollars. In addition, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the US dollar against the Brazilian real. The Corporation reduces exposure to the commodity price fluctuations through the negotiation of fixed prices with suppliers for periods generally less than one year. In addition, the Corporation introduced a commodity hedging program in fiscal 2003 which allows for the use of derivative financial instruments to manage and reduce the impact of changes in commodity prices in future years. The Corporation's policy is to enter into hedging contracts for specific business requirements and does not permit the use of financial instruments for speculative purposes.

Tax and Other Contingent Liabilities - Brazil

Kaiser is a party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for, the amounts it believes may be ultimately due pursuant to these claims. These legal tax proceedings include claims for income taxes, Federal excise taxes (IPI), value-added tax (ICMS), revenue taxes (PIS / Federal unemployment insurance contribution) and Federal social security tax (COFINS).

Contingent Liabilities

Molson is subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses for which the Corporation has made provisions for the amounts it believes may be ultimately paid.

Environment

Molson has a comprehensive program to oversee environmental, crisis management and health and safety matters. Management has concluded, based on existing information and applicable laws and regulations that the amounts expended or anticipated to be expended by the Corporation on these matters, other than as specifically provided for, are not likely to be material to Molson's operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations that is not already being responsibly addressed.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Management regularly reviews these estimates and assumptions based on currently available information. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

The key estimates and assumptions that management has made under these principals and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Molson Inc. 2004 Annual Report.

Impact of New Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for the Corporation's annual and interim period beginning on April 1, 2004. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

As previously announced, the Corporation revised its accounting policy, effective April 1, 2003, to begin expensing the cost of stock option grants in its accounts. Opening retained earnings were restated by $3.7 million reflecting the full year effect of stock option expense on the fiscal 2003 results.

Outlook

In Canada, industry volume is expected to grow marginally over the next 12 months consistent with historical levels. The value segment will remain at current levels with major brewers now having clear strategies to defend.

The Corporation is focused on strengthening the CANADIAN franchise, maintaining the most recent trends on the brand and growing core brands in order to grow volume and ultimately overall share.

In Brazil, the focus remains on growing volume, increasing distribution and closing the price gap while at the same time aggressively controlling costs. The competitive environment has stiffened with the emergence of a third brewer and continued pressure on market share growth.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation. See also "Impact of New Accounting Pronouncements" for details on the change in accounting policy.

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

Three months ended June 30 *(Dollars in millions, except per share amounts)*		**2004**		2003
Sales and other revenues	**$**	**907.3**	$	896.4
Brewing excise and sales taxes		**232.3**		234.6
Net sales revenue		**675.0**		661.8
Costs and expenses				
Cost of sales, selling and administrative costs		**530.9**		496.6
Provisions for rationalization (note 3)		**–**		36.3
		530.9		532.9
Earnings before interest, income taxes and amortization		**144.1**		128.9
Amortization of capital assets		**17.4**		17.0
Earnings before interest and income taxes		**126.7**		111.9
Net interest expense		**20.3**		24.8
Earnings before income taxes		**106.4**		87.1
Income tax expense		**45.0**		42.4
Earnings before minority interest		**61.4**		44.7
Minority interest		**6.9**		10.0
Net earnings	**$**	**68.3**	$	54.7
Net earnings per share				
Basic	**$**	**0.54**	$	0.43
Diluted	**$**	**0.53**	$	0.42

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Three months ended June 30 *(Dollars in millions)*		**2004**		2003
Retained earnings - beginning of year	**$**	**818.5**	$	676.8
Change in accounting policy (note 2)		**–**		(3.7)
Retained earnings - beginning of year, as restated		**818.5**		673.1
Net earnings		**68.3**		54.7
Cash dividends declared		**(18.8)**		(17.7)
Stock dividends declared		**(0.4)**		(0.1)
Excess of share repurchase price over weighted-average stated capital (note 6)		**–**		(18.6)
Retained earnings - end of period	**$**	**867.6**	$	691.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	**June 30 2004**	June 30 2003	March 31 2004
	(Unaudited)	(Unaudited)	
Assets			
Current Assets			
Cash	**$ 14.5**	$ 3.8	$ 21.2
Accounts receivable	**228.8**	221.2	167.3
Inventories	**185.2**	172.6	177.4
Prepaid expenses	**64.3**	77.5	64.3
	492.8	475.1	430.2
Investments and other assets	**131.0**	129.7	129.7
Property, plant and equipment	**995.2**	996.0	1,022.4
Intangible assets, excluding goodwill	**1,547.5**	1,572.1	1,558.7
Goodwill	**763.2**	817.3	789.6
	$ 3,929.7	$ 3,990.2	$ 3,930.6
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 458.1**	$ 489.9	$ 459.8
Provision for rationalization costs (note 3)	**–**	16.4	–
Income taxes payable	**21.4**	37.6	29.0
Dividends payable	**19.2**	17.8	17.8
Future income taxes	**180.7**	138.1	171.8
Current portion of long-term debt (note 5)	**340.7**	64.4	347.0
	1,020.1	764.2	1,025.4
Long-term debt (note 5)	**786.2**	1,207.0	788.4
Deferred liabilities	**337.8**	395.1	359.1
Future income taxes	**413.9**	358.4	400.2
Minority interest	**125.3**	154.3	138.1
	2,683.3	2,879.0	2,711.2
Shareholders' equity			
Capital stock (note 6)	**734.9**	722.8	732.3
Contributed surplus	**10.5**	5.1	8.9
Retained earnings	**867.6**	691.4	818.5
Unrealized translation adjustments	**(366.6)**	(308.1)	(340.3)
	1,246.4	1,111.2	1,219.4
	$ 3,929.7	$ 3,990.2	$ 3,930.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

Three months ended June 30 *(Dollars in millions)*	**2004**	2003
Operating activities		
Net earnings	**$ 68.3**	$ 54.7
Provisions for rationalization (note 3)	**–**	36.3
Amortization of capital assets	**17.4**	17.0
Future income taxes	**11.3**	16.0
Minority interest	**(6.9)**	(10.0)
Funding of deferred liabilities in excess of expense	**(19.4)**	(40.8)
Other	**1.5**	(2.9)
Cash provided from operations before working capital and rationalization costs	**72.2**	70.3
Used for working capital	**(90.1)**	(161.3)
Rationalization costs	**–**	(4.4)
Cash used for operating activities	**(17.9)**	(95.4)
Investing activities		
Additions to property, plant and equipment	**(4.1)**	(5.4)
Additions to investments and other assets	**(4.5)**	(1.5)
Proceeds from disposal of property, plant and equipment	**3.0**	14.4
Proceeds from disposal of investments and other assets	**0.5**	1.0
Cash provided from (used for) investing activities	**(5.1)**	8.5
Financing activities		
Increase in long-term debt	**200.4**	81.3
Reduction in long-term debt	**(202.8)**	(34.8)
Securitization of accounts receivable	**34.0**	65.0
Shares repurchased (note 6)	**–**	(22.5)
Cash dividends paid	**(17.4)**	(14.0)
Proceeds from the exercise of stock options	**2.2**	7.3
Other	**0.1**	–
Cash provided from financing activities	**16.5**	82.3
Decrease in cash from continuing operations	**(6.5)**	(4.6)
Decrease in cash from discontinued operations (note 8)	**(0.3)**	(4.7)
Decrease in cash	**(6.8)**	(9.3)
Effect of exchange rate changes on cash	**0.1**	0.9
Cash, beginning of period	**21.2**	12.2
Cash, end of period	**$ 14.5**	$ 3.8

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except share and per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2004, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2004 of Molson Inc.'s 2004 Annual Report.

Note 2. Change in Accounting Policies

Effective April 1, 2004 the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2002 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 6. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Provisions for Rationalization

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by a $37.5 write-down of fixed assets to net recoverable amount and employee severance and other closure costs of $5.8. There is no remaining accrual.

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

(Dollars in millions, except share and per share amounts)

Note 4. Earnings per Share

The following is a reconciliation of the weighted-average shares outstanding for basic and diluted earnings per share computations for net earnings:

	2004	2003
Net earnings	**$ 68.3**	$ 54.7
Weighted average number of shares outstanding - (millions)		
Weighted average number of shares outstanding - basic	**127.5**	126.8
Effect of dilutive securities	**1.7**	2.2
Weighted average number of shares outstanding - diluted	**129.2**	129.0

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first three months of fiscal 2005, options to purchase 1,369,175 (fiscal 2004 – 667,700) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the three-month period.

Note 5. Long-term Debt

The Corporation had a $150.0 debenture that expired on May 3, 2004 and was repaid using the Corporation's $625.0 revolving credit facility which expires on March 17, 2005. As at June 30, 2004 $169.7, (2003 - $59.9) was drawn on the $625.0 facility.

The Corporation's 18-month bridge facility of $300.0 expired on September 17, 2003 and was partially refinanced with $200.0 of floating rate medium-term notes maturing September 16, 2005, issued on September 16, 2003 out of a total program of $500.0. The Corporation's $625.0 revolving facility was used to refinance the remaining $100.0 balance of the bridge facility. On October 17, 2003, the Corporation completed a second issuance of $50.0 of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are direct, unsecured obligations of Molson Inc. and were offered by way of a private placement in Canada.

Molson Canada had a $100.0 credit facility that expired on August 31, 2003 and was repaid from operations and using the Corporation's $625.0 credit facility.

The floating rate note program is an agreement under which the Corporation and the placement agent may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan and the $50.0 floating rate note are classified as current liabilities. It is the Corporation's intention to refinance with either a new term loan or the floating rate note program.

(Dollars in millions, except share and per share amounts)

Note 5. Long-term Debt (cont'd)

The Corporation has a quarterly cancellable interest rate swap for $100.0 which converted a portion of the Corporation's floating rate medium-term note maturing September 16, 2005 to a fixed rate. The Corporation also has an interest rate swap for $100.0 which converted the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

Note 6. Capital Stock

The total number of Class "A" and Class "B" shares outstanding at June 30, 2004, were 127,593,495 (2003 – 127,003,023)

For the three-month period ended June 30, 2004 the Corporation did not repurchase any Class "A" or Class "B" shares. In the three-month period ended June 30, 2003, the Corporation repurchased 690,700 Class "A" shares at prices ranging between $32.15 and $33.05 per share and no Class "B" shares as part of the previously announced normal course issuer bid. In fiscal 2004, of the total amount of $22.5 repurchased, $3.9 was charged to capital stock based on the weighted-average stated capital with the excess of $18.6 being charged to retained earnings.

STOCK-BASED COMPENSATION

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At June 30, 2004, there were 6,026,486 (2003 – 5,716,883) stock options outstanding and 831,038 (2003 – 1,686,795) stock options available for future grants. During the first three months of fiscal 2005, the Corporation granted 985,200 (2004 – 868,800) stock options at an exercise price of $31.44 (2004 – ranging between $32.31 and $36.96).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the three-month period: dividend yield of 1.4% (2003 – 1.6%); expected volatility of 24.7% (2003 – 25.5%), risk-free interest rate of 4.2% (2003 – 4.4%); and an expected life of 6 years (2003 – 6 years). The weighted average fair value of options granted in the three-month period is $8.91 (2003 – $9.23) per share.

The Corporation has recorded $1.6 (2003 - $1.4) related to stock option expense for the three months ended June 30, 2004.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $0.4 (2003 – $0.4) were charged to earnings during the three-month period June 30, 2004.

As at June 30, 2004, 183,754 (2003 – 157,379) Deferred Share Units ("DSU's") are outstanding. For the three-month period ended June 30, 2004, $0.5 (2003 – $0.2) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

(Dollars in millions, except share and per share amounts)

Note 7. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

	Canada		Brazil		United States		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Revenues from external customers	**733.8**	726.9	**149.8**	147.5	**23.7**	22.0	**907.3**	896.4
Inter-segment revenues	**11.3**	11.0	**3.0**	2.6	**–**	–	**14.3**	13.6
EBIT	**154.4**	159.0 (i)	**(26.8)**	(46.5) (ii)	**(0.9)**	(0.6)	**126.7**	111.9
Assets	**2,617.5**	2,584.0	**1,153.0**	1,243.2	**159.2**	163.0	**3,929.7**	3,990.2
Goodwill	**198.0**	198.0	**565.2**	619.3	**–**	–	**763.2**	817.3
Amortization of capital assets								
Amortization of propery, plant and equipment	**11.6**	11.8	**5.7**	5.1	**–**	–	**17.3**	16.9
Amortization of intangible assets	**–**	–	**0.1**	0.1	**–**	–	**0.1**	0.1
Additions to capital assets	**2.1**	3.3	**2.0**	2.1	**–**	–	**4.1**	5.4

(i) Includes the $7.0 gain on sale of a property in Canada.
(ii) Includes a provision for rationalization of $43.3.

Note 8. Discontinued Operations

Cash used for discontinued operations of $0.3 (fiscal 2004 - $4.7) was for operating activities.

Note 9. Subsequent Event

On July 22, 2004, the Corporation entered into an agreement with Adolph Coors Company to create a company that would become the fifth largest brewer in the world as measured by volume of beer sold. The transaction is structured as a share exchange whereby Molson Inc. shareholders in Canada can either convert their shares to shares of Molson Coors Brewing Company or can elect to receive exchangeable shares on a tax deferred basis. Molson Coors Brewing Company will be listed jointly on the New York Stock Exchange and the Toronto Stock Exchange. The transaction is subject to shareholder approval.

Note 10. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

Shareholder Information

Corporate Profile

Molson is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including CANADIAN, EXPORT, MOLSON DRY, RICKARD'S, MARCA BAVARIA, KAISER PILSEN and BAVARIA.

Stock Exchange Listing
Toronto Stock Exchange

Trading symbols
Class "A": MOL.A
Class "B": MOL.B

Registered and Executive Office

1555 Notre-Dame Street East, Montreal, Quebec H2L 2R5
Telephone: (514) 521-1786

Registrar and Transfer Agent

CIBC Mellon Trust Company, Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver
Answerline™: 1 800 387-0825
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Stock Dividend Plan

Under the Corporation's Optional Stock Dividend Plan, shareholders may, if and as determined by the Board, elect to receive their dividends in the form of Class "A' non-voting shares instead of cash. Shareholders wishing to obtain more information about this Plan should write to the Secretary, 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5.

Shareholder and Investor Relations

Shareholders, institutional investors, brokers, security analysts and others desiring financial information, having inquiries or wishing to obtain copies of the Corporation's Annual Report or Annual Information Form should write to:

Investor Relations, Molson Inc.,
1555 Notre-Dame Street East, Montreal, Quebec H2L 2R5
investor.relations@molson.com

Additional financial information has been filed electronically with various securities regulators in Canada through SEDAR.

www.molson.com

MOLSON	**Molson Inc.** 1555 Notre-Dame Street East Montréal, Québec, Canada H2L 2R5 Telephone: (514) 521-1786 Facsimile : (514) 598-6866

MOLSON INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three months ended June 30, 2004 in comparison with the three months ended June 30, 2003, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Molson Fiscal Year 2005 First Quarter Highlights

- Consolidated operating profit (EBIT) up 13.2% to $126.7 million. Excluding items noted below(i), consolidated EBIT down 14.5% to $126.7 million and EBIT in Canada up 1.6% to $154.4 million

- Consolidated net earnings increased 24.9% from $54.7 million to $68.3 million. Excluding items noted below(ii), net earnings decreased 19.3% to $68.3 million from $84.6 million

- Consolidated net earnings per share increased 25.6% from $0.43 per share to $0.54 per share. Excluding the items below(ii), net earnings per share decreased 19.4% from $0.67 per share to $0.54 per share

- Cash flow from operations before working capital and rationalization costs increased 2.7% to $72.2 million

- Consolidated net sales revenue up 2.0% to $675.0 million, net sales revenue in Canada up 3.2%

- Total Molson beer volume down 3.4%, volume in Canada down 2.8% and volume in Brazil down 4.2%

- Core brand market share in Canada up 0.9 share points, total market share in Canada down 1.2 share points

(i) *Excluding the charge for rationalization costs in fiscal 2004 of $36.3 million.*

Excluding the fiscal 2004 after-tax charge for rationalization costs of $38.5 million and minority interest of $8.6 million.

Overview

Three months ended June 30 *(Dollars in millions, except per share amounts)*		**2004**		2003
Sales and other revenues	**$**	**907.3**	$	896.4
Brewing excise and sales taxes		**232.3**		234.6
Net sales revenue	**$**	**675.0**	$	661.8
Earnings before interest, income taxes and amortization (EBITDA)				
and the under-noted	**$**	**144.1**	$	165.2
Provisions for rationalization		**–**		36.3
EBITDA		**144.1**		128.9
Amortization of capital assets		**17.4**		17.0
Earnings before interest and income taxes (EBIT)		**126.7**		111.9
Net interest expense		**20.3**		24.8
Income tax expense		**45.0**		42.4
Earnings before minority interest		**61.4**		44.7
Minority interest		**6.9**		10.0
Net earnings	**$**	**68.3**	$	54.7
Basic net earnings per share	**$**	**0.54**	$	0.43
Diluted net earnings per share	**$**	**0.53**	$	0.42
Cash provided from operations before working capital and rationalization costs	**$**	**72.2**	$	70.3
Dividends per share	**$**	**0.15**	$	0.14
Weighted average outstanding shares *(millions)*				
Basic		**127.5**		126.8
Diluted		**129.2**		129.0

For the three months ended June 30, 2004, net sales revenue increased 2.0% to $675.0 million compared to $661.8 million for the same period last year. The increase reflects a 3.2% revenue increase in Molson's operations in Canada, despite lower volumes, when compared to the same period last year partially offset by lower volumes in Brazil. Consolidated brewing volume decreased by 3.4% to 4.99 million hectolitres versus 5.17 million hectolitres for the same period last year with volume down by 2.8% and 4.2% in Canada and Brazil respectively.

Net earnings for the three months ended June 30, 2004 were $68.3 million, an increase of 24.9% when compared to the $54.7 million earned for the three months ended June 30, 2003. Net earnings per share increased 25.6% to $0.54 per share compared to $0.43 per share for the same period last year. The prior year's earnings included a charge for the previously announced plant closure in Brazil in the amount of $43.3 million (R$92.2 million). In addition, the Corporation completed the sale, in the prior year's quarter, of a residual property adjacent to the Barrie brewery and a pre-tax gain of $7.0 million was recorded on the provision for rationalization line in the statement of earnings, which was consistent with the treatment of the original Barrie plant closure provision.

Net earnings for the period were $68.3 million or a 19.3% decrease from $84.6 million for the same period last year, excluding the charge for rationalization costs and the gain on sale in the prior year's quarter. Net earnings per share decreased 19.4% to $0.54 per share on the same basis.

Operating profit in Canada increased 1.6% to $154.4 million and reflects higher selling prices and favourable net sales revenue mix despite lower volumes. In addition, operating profit was negatively impacted by higher costs relating primarily to pension expense, product cost mix, marketing and sales investment as well the labour disruption of Molson's distribution network in British Columbia. Brazil's operating profit was negatively impacted by higher investment in both marketing and sales centre costs, as well as lower volumes and adverse mix.

Net interest expense for the quarter was $20.3 million which was $4.5 million lower than the prior year reflecting an overall decrease in average debt and related interest expense in Canada for the three-month period partially offset by higher net debt and interest bearing liabilities in Brazil.

The effective tax rate for the three months ended June 30, 2004 on net earnings was 42.3% reflecting the mix of earnings and no tax recovery being recorded on the Brazil losses. In addition, for the three months ended June 30, 2003, there was no tax recovery recorded on the prior year's quarter provision for plant closure in Brazil, as the Corporation has significant tax losses available for carry forward as well as tax deductible goodwill in Brazil, both of which are not tax effected. Any benefit from utilization of these losses on the plant closure or the tax losses will be recorded in the accounts when realization becomes more likely than not. The effective tax rate on net earnings for the three months ended June 30, 2003, excluding the rationalization provision was 32.5%.

Cash flow from operations before changes in working capital and rationalization costs increased by 2.7% to $72.2 million for the three months ended June 30, 2004, compared to $70.3 million for the same period last year. This reflects lower EVA bonuses of $13.1 million paid in the first quarter of fiscal 2005 compared to $45.0 million paid in the first quarter of fiscal 2004 partially offset by lower net earnings in the current year when the non-cash rationalization provisions are excluded. The fiscal 2004 EVA bonus included a significant one-time amount relating to deferred bonuses previously accrued.

Cash used for working capital of $90.1 million in the quarter relates to higher accounts receivable and inventory, primarily in Canada, partially offset by higher accounts payable. The higher use of working capital in fiscal 2004 relates primarily to the utilization, in prior years, of tax losses from the Corporation's former Sports and Entertainment business segment resulting in the balance of estimated taxes owed for the prior taxation year being paid in that year.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brasil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Sales Revenue and Operating Profit

Net sales revenue increased by 2.0% to $675.0 million reflecting higher revenues in Canada due mainly to favourable consumer prices and mix partially offset by lower volumes in both Canada and Brazil. In addition, the impact of declining foreign exchange rates (Brazilian real and the US dollar) relative to the Canadian dollar had a negative impact on the consolidated net sales revenue figure when measured in Canadian dollars.

The following table details certain financial information by business unit:

Three months ended June 30	**Sales and Other Revenues**		**Net Sales Revenue**		**EBITDA**		**EBIT**	
(Dollars in millions)	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Canada	**733.8**	726.9	**580.2**	562.4	**166.0**	163.8	**154.4**	152.0
Brazil	**149.8**	147.5	**74.5**	80.8	**(21.0)**	2.0	**(26.8)**	(3.2)
United States	**23.7**	22.0	**20.3**	18.6	**(0.9)**	(0.6)	**(0.9)**	(0.6)
Totals before the following:	**907.3**	896.4	**675.0**	661.8	**144.1**	165.2	**126.7**	148.2
Provisions for rationalization	–	–	–	–	–	(36.3)	–	(36.3)
Consolidated	**907.3**	896.4	**675.0**	661.8	**144.1**	128.9	**126.7**	111.9

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three months ended June 30, 2004 and 2003:

Volume

(Hectolitres in millions)	**2004 Estimated**	2003 Actual
Industry volume in Canada [(i)]	**5.89**	5.89
Molson (Canada)	**2.52**	2.59
Molson production for shipment to the United States	**0.50**	0.53
Brazil	**1.97**	2.05
Total Molson volume	**4.99**	5.17

[(i)] *Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.*

Total estimated industry sales volume in Canada was unchanged at 5.89 million hectolitres for the three months ended June 30, 2004, compared to the same period last year reflecting poor weather conditions across certain significant regions in Canada. Molson's volume in Canada decreased 2.8% to 2.52 million hectolitres during the same period primarily in the Ontario/West region and despite overall volume growth in the Quebec/Atlantic region. Molson's overall production for sale in the United States declined 3.4% despite growth in the Molson brands of approximately 1.7%. Brazil volume declined 4.2% in the quarter and reflected a slowing of the volume declines experienced in fiscal 2004.

Canada

Net sales revenue increased by 3.2% to $580.2 million in the quarter reflecting higher consumer prices and favourable mix when compared to last year partially offset by lower volumes. Operating profit increased 1.6% to $154.4 million for the three months ended June 30, 2004. Operating profit in the current quarter was negatively impacted by higher costs relating primarily to pension expense, product cost mix and marketing and sales investment as well as the labour disruption of Molson's distribution network in British Columbia.

Market Share (%)

Three months ended June 30	**2004 Estimated**	2003 Actual
Including sales of imports:		
Canada	**42.8**	44.0
Quebec/Atlantic	**43.5**	43.1
Ontario/West	**42.4**	44.4

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Molson continues to concentrate on market share growth of core strategic brands nationally and on key regional markets with strong growth opportunities.

Molson's core brand share continued to perform well with a share increase of 0.9 share points on a national basis during the three months ended June 30, 2004 while average market share for all beer sold in Canada declined 1.2 share points to 42.8% from 44.0% compared to the same period last year due to continued competitive pressure from the discount segment in both Ontario and Alberta, particularly impacting CANADIAN, and the effect of the distribution strike in British Columbia.

The Quebec/Atlantic region's core brand share increased 1.3 share points and total market share continued strong growth with an increase of 0.4 share points from 43.1% to 43.5% despite intense levels of competitive tactical marketing and trade programs in the Quebec super premium and value beer segments. These share results include the launch of COLD SHOTS, continued growth of EXLIGHT and the strong performance of COORS LIGHT.

In Ontario/West, core brand market share increased 0.7 share points when compared to previous year levels but the overall region's market share declined 2.0 share points from 44.4% to 42.4%. The market continues to experience strong competitor discount activity and the Corporation is undertaking significant actions to address the softening of the market share due to the growth of the value segment. These activities include the conversion to new enhanced packaging, launching of COLD SHOTS, and the release of new advertising into the market. Early returns appear positive as evidenced by share growth in Ontario over the last six consecutive weeks of the first quarter of fiscal 2005.

Brazil

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts:

	Three months ended June 30			
(Currency in millions)	BRL		CAD	
	2004	2003	**2004**	2003
Sales and other revenues	**335.8**	314.7	**149.8**	147.5
Net sales revenue	**167.3**	172.5	**74.5**	80.8
EBITDA (i)	**(46.9)**	4.2	**(21.0)**	2.0
EBIT (i)	**(59.8)**	(6.9)	**(26.8)**	(3.2)

(i) Results for the quarter ended June 30, 2003 exclude the rationalization provision of $43.3 million.

Total sales volume for the quarter was 1.97 million hectolitres compared to 2.05 million hectolitres last year representing a decline of 4.2% and reflected a slowing of the decline experienced in fiscal 2004. In the quarter, more than 50% of the bottlers, representing approximately 43% of the volume, increased volume and showed continued improvement in developing the on-premise market. However, market conditions and softer industry volume due to abnormal weather conditions in Kaiser's key markets continue to impact volume growth.

Total estimated Molson market share in Brazil was 10.9% for the three-month period ended June 30, 2004 compared to 12.9% for the same period last year, according to ACNielsen data.

Net sales revenue decreased 3.0% from R$172.5 million to R$167.3 million reflecting the 4.2% volume decline in the quarter, partially offset by marginally higher selling prices in the current period. Tax increases implemented in certain regions in the latter part of the Corporation's fourth quarter of fiscal 2004 were not passed onto the consumer which also adversely affected net sales revenues. Net sales revenue, as measured in Canadian dollars, decreased 7.8% reflecting the variance in the Brazilian real exchange rate in addition to the above-noted factors. Kaiser's ability to increase prices in the period was hindered by a lack of increases from competitors.

Operating profit was adversely affected by the investment in sales centres established in the latter part of fiscal 2004 and reflected a net variance of approximately R$23 million to the same period last year. In addition, Kaiser incurred higher marketing costs of approximately R$17 million when compared to the same period last year primarily related to the Corporation's relaunch investment in the Kaiser brand. General and administrative costs increased marginally reflecting higher depreciation expense while fixed costs were held in line with the same period last year.

On June 15, 2004, Molson announced the appointment of Fernando Tigre as the Chief Executive Officer of Cervejarias Kaiser Brasil, S.A. who took over the leadership of Kaiser effective July 1, 2004. Fernando Tigre has vast experience in turning around, growing and improving the results of companies he has managed. He joins Kaiser at a time when the competitive environment is intense and sales and market share growth are one of the biggest challenges facing the brewer. Kaiser looks to make gains in expanded numeric distribution and continue the revitalization of the key brands.

In the first quarter of fiscal 2004, Molson announced certain initiatives to achieve its cost reduction targets in Brazil. These initiatives included the closure of the Ribeirão Preto plant as part of the capacity optimization strategy and, as a result, Molson recorded a rationalization provision relating to the closure costs and other reorganization activities of $43.3 million (R$92.2 million) which included primarily fixed asset write-downs and employee severance costs.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – CANADIAN, CANADIAN LIGHT, GOLDEN, MOLSON ICE as well as MOLSON XXX. Molson USA is responsible for the marketing and selling of these brands with Coors providing the sales, distribution and administrative support.

Overall, Molson's total and CANADIAN trademark volume in the United States for the three months ended June 30, 2004 were down 3.4% and 4.7% respectively, compared to the same period last year. Challenges in the quarter traced primarily to the state of Michigan and the non-core markets. In Michigan, volume was down 9.4% in part due to the prior year's successful Red Wings five litre keg promotion. In the non-core markets, significant competitive activity led to a 12% decline in volume.

Both total net sales revenue and net sales revenue per hectolitre increased 11.9% and 8.9%, respectively, versus the same period last year as measured in US dollars. This increase in revenue realization is driven by strong front line price increases and improved brand and package mix, driven primarily by the super premium pricing of MOLSON XXX. During the quarter, these gains in pricing were offset by increased operational costs arising primarily from unfavourable foreign exchange and higher fuel costs.

Over the coming quarters, restoring growth on the CANADIAN trademark, as well as continued focus on slowing the MOLSON ICE and GOLDEN declining volume will remain a priority.

The following table summarizes the operating results of Molson's business in the United States in US dollars and the equivalent Canadian dollar amounts:

	Three months ended June 30					
(Dollars in millions)	**USD**		**CAD**		**Molson 50.1% Share CAD**	
	2004	2003	**2004**	2003	**2004**	2003
Sales and other revenues	**34.9**	31.5	**47.3**	44.0	**23.7**	22.0
Net sales revenue	**29.8**	26.6	**40.5**	37.1	**20.3**	18.6
EBITDA	**(1.2)**	(0.8)	**(1.6)**	(1.2)	**(0.9)**	(0.6)
EBIT	**(1.3)**	(0.9)	**(1.7)**	(1.3)	**(0.9)**	(0.6)

Selected Consolidated Quarterly Financial Information

(Dollars in millions, except per share amounts)	June 30, 2004	June 30, 2003	March 31, 2004	March 31, 2003	December 31, 2003	December 31, 2002	September 30, 2003	September 30, 2002
Net sales revenue	$ **675.0**	$ 661.8	$ **524.8**	$ 501.5	$ **623.3**	$ 641.3	$ **715.6**	$ 685.6
Net earnings [(i)]	$ **68.3**	$ 54.7	$ **42.2**	$ 59.6	$ **43.6**	$ 66.1	$ **96.5**	$ 82.3
Net earnings per share - basic	$ **0.54**	$ 0.43	$ **0.33**	$ 0.47	$ **0.34**	$ 0.52	$ **0.76**	$ 0.65
Net earnings per share - diluted	$ **0.53**	$ 0.42	$ **0.33**	$ 0.46	$ **0.34**	$ 0.51	$ **0.75**	$ 0.64

(i) *Restated by $1.0 million, $0.9 million and $1.0 million in each of the quarters ended September 30, 2002, December 31, 2002 and March 31, 2003 respectively reflecting the previously disclosed stock option expense.*

Financial Condition and Liquidity

Molson's consolidated balance sheet, together with comparative figures, is summarized as follows:

As at *(Dollars in millions)*	**June 30, 2004**	June 30, 2003	March 31, 2004
Current assets	$ **492.8**	$ 475.1	$ 430.2
Less current liabilities	**(1,020.1)**	(764.2)	(1,025.4)
Working capital	**(527.3)**	(289.1)	(595.2)
Investments and other assets	**131.0**	129.7	129.7
Property, plant and equipment	**995.2**	996.0	1,022.4
Intangible assets	**2,310.7**	2,389.4	2,348.3
	$ **2,909.6**	$ 3,226.0	$ 2,905.2
Represented by:			
Long-term debt	$ **786.2**	$ 1,207.0	$ 788.4
Deferred liabilities	**337.8**	395.1	359.1
Future income taxes	**413.9**	358.4	400.2
Minority interest	**125.3**	154.3	138.1
	1,663.2	2,114.8	1,685.8
Shareholders' equity	**1,246.4**	1,111.2	1,219.4
	$ **2,909.6**	$ 3,226.0	$ 2,905.2

In fiscal 2005, working capital requirements, excluding the current portion of long-term debt, will continue to be funded through cash generated from operations and available credit facilities. Long-term debt of $219.7 million (March 31, 2004 - $259.9 million) has been included in current liabilities, however the Corporation intends to refinance this debt with either a new term loan or the floating rate notes. The working capital deficit as at June 30, 2004, excluding the $219.7 million (March 31, 2004 - $259.9 million) of long-term debt, was $307.6 million (March 31, 2004 - $335.3 million) which was $18.5 million below last year.

Shareholders' Equity

For the three-month period ended June 30, 2004 the Corporation did not repurchase any Class "A" or Class "B" shares. In the three-month period ended June 30, 2003, the Corporation repurchased 690,700 Class "A" shares at prices ranging between $32.15 and $33.05 per share and no Class "B" shares as per the previously announced normal course issuer bid.

The total number of Class "A" and Class "B" shares outstanding at June 30, 2004 were 127,593,495 (127,003,023 at June 30, 2003).

Dividends

Dividends declared to shareholders totalled $19.2 million in the three-month period ended June 30, 2004, compared with $17.8 million for the same period last year. In fiscal 2005, Molson's quarterly dividend rate was increased by $0.01 or 7% to $0.15 per share effective in the first quarter.

The Board of Directors declared a quarterly dividend of $0.15 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on October 1, 2004 to shareholders of record at the close of business on September 15, 2004.

The dividends declared are consistent with the previously announced dividend policy, approved by the Board of Directors in November 2001, which targets a dividend payout range of 25% - 30% of trailing net earnings.

Financial Instruments and Long-Term Liabilities

Molson's consolidated long-term debt was as follows:

As at *(Dollars in millions)*	**June 30, 2004**	June 30, 2003	March 31, 2004
Molson Inc.			
Term loan	**$ 169.7**	$ 359.2	$ 59.9
Debentures	**–**	149.7	150.0
Floating rate notes	**250.0**	–	250.0
Molson Canada			
Term loan	–	99.9	–
Debentures	**576.8**	579.8	577.6
Brazil	**130.4**	82.8	97.9
	1,126.9	1,271.4	1,135.4
Less current portion	**340.7**	64.4	347.0
	$ 786.2	$ 1,207.0	$ 788.4

The Corporation had a $150.0 million debenture that came due on May 3, 2004 and was repaid using the Corporation's $625.0 million revolving credit facility which expires on March 17, 2005. As at June 30, 2004, $169.7 million (2003 - $59.9 million) was drawn on the $625.0 million facility.

The Corporation's 18-month bridge facility of $300.0 million expired on September 17, 2003 and was partially refinanced with $200.0 million of floating rate medium-term notes maturing September 16, 2005, issued on September 16, 2003 out of a total program of $500.0 million. The Corporation's $625.0 million revolving facility was used to refinance the remaining $100.0 million balance of the bridge facility. On October 17, 2003, the Corporation completed a second issuance of $50.0 million of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are direct, unsecured obligations of Molson Inc. and were offered by way of a private placement in Canada.

Molson Canada had a $100.0 million credit facility that expired on August 31, 2003 and was repaid from operations and using the Corporation's $625.0 million credit facility.

The floating rate note program is an agreement under which the Corporation and the placement agent may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan and the $50.0 million floating rate note are classified as current liabilities. It is the Corporation's intention to refinance with either a new term loan or the floating rate note program.

Dominion Bond Rating Service current credit rating for Molson Inc. and Molson Canada's ratings is A (low) and A respectively, both with a stable trend and is unchanged during the quarter.

On December 16, 2003 Standard and Poor's revised the outlook on Molson Inc. to stable from negative as a result of significant debt reduction. At the same time the BBB+ long-term debt rating was affirmed.

The Corporation has a quarterly cancellable interest rate swap for $100.0 million which converted a portion of the floating rate medium-term note maturing September 16, 2005 to a fixed rate. The Corporation also has an interest rate swap for $100.0 million which converted the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

Changes in Cash Flows

The decrease in net cash of $6.7 million in the current quarter, together with a comparison for fiscal 2004, is summarized below:

Three months ended June 30

(Dollars in millions)	**2004**	2003
Provided from operations before working capital and rationalization costs	**$ 72.2**	$ 70.3
Used for working capital	**(90.1)**	(161.3)
Rationalization costs	**–**	(4.4)
Used for operating activities	**(17.9)**	(95.4)
Provided from (used for) investing activities	**(5.1)**	8.5
Provided from financing activities	**16.5**	82.3
Decrease in cash from continuing operations	**(6.5)**	(4.6)
Decrease in cash from discontinued operations	**(0.3)**	(4.7)
Effect of exchange rate changes on cash	**0.1**	0.9
Decrease in cash	**$ (6.7)**	$ (8.4)

Cash provided from operations before working capital and rationalization costs increased 2.7% reflecting primarily higher funding in fiscal 2004 of the prior year's EVA bonuses.

Cash used for investing activities of $5.1 million in the three-month period ended June 30, 2004 reflected primarily additions to property, plant and equipment. In the same quarter of fiscal 2004, cash provided from investing activities of $8.5 million reflected primarily the proceeds of $12.0 million on the sale of a residual property adjacent to the Barrie brewery offset in part by $5.4 million spent on additions to property, plant and equipment.

Cash provided from financing activities in the first quarter of fiscal 2005 included a net reduction in long-term debt of $2.4 million and $34.0 million from the securitization of accounts receivable offset by dividends paid of $17.4 million. In the first quarter of fiscal 2004 cash provided from financing activities included a net increase in long-term debt of $46.5 million, $65.0 million from the securitization of accounts receivable offset by $22.5 million for the repurchase of shares under the normal course issuer bid and dividends paid of $14.0 million.

Cash used for discontinued operations consisted of $0.3 million in the first quarter of fiscal 2005 and $4.7 million in the first quarter of fiscal 2004 for operating activities to fund obligations previously provided for in the accounts.

Risks and Uncertainties

Foreign Exchange Risk

With respect to the Corporation's operations in Brazil, Molson is exposed to fluctuations in foreign exchange rate movements as substantially all of its revenues in Brazil are in reais. Also, a significant portion of Molson's operating expenses, in particular those related to hops, malt and aluminum are denominated in, or linked to, US dollars. Molson enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. Hedging activities consisted of foreign exchange contracts and foreign currency swaps including marketable securities indexed to US dollars.

Commodity Risk

Molson uses a large volume of agricultural materials to produce its products, including malt and hops. The Corporation purchases a significant portion of its malt and all of its hops outside Brazil and Canada, as well as substantial quantities of aluminum cans. In Brazil, all the hops purchased in the international markets outside South America are settled in US dollars. In addition, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the US dollar against the Brazilian real. The Corporation reduces exposure to the commodity price fluctuations through the negotiation of fixed prices with suppliers for periods generally less than one year. In addition, the Corporation introduced a commodity hedging program in fiscal 2003 which allows for the use of derivative financial instruments to manage and reduce the impact of changes in commodity prices in future years. The Corporation's policy is to enter into hedging contracts for specific business requirements and does not permit the use of financial instruments for speculative purposes.

Tax and Other Contingent Liabilities - Brazil

Kaiser is a party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for, the amounts it believes may be ultimately due pursuant to these claims. These legal tax proceedings include claims for income taxes, Federal excise taxes (IPI), value-added tax (ICMS), revenue taxes (PIS / Federal unemployment insurance contribution) and Federal social security tax (COFINS).

Contingent Liabilities

Molson is subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses for which the Corporation has made provisions for the amounts it believes may be ultimately paid.

Environment

Molson has a comprehensive program to oversee environmental, crisis management and health and safety matters. Management has concluded, based on existing information and applicable laws and regulations that the amounts expended or anticipated to be expended by the Corporation on these matters, other than as specifically provided for, are not likely to be material to Molson's operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations that is not already being responsibly addressed.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Management regularly reviews these estimates and assumptions based on currently available information. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

The key estimates and assumptions that management has made under these principals and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the Molson Inc. 2004 Annual Report.

Impact of New Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for the Corporation's annual and interim period beginning on April 1, 2004. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

As previously announced, the Corporation revised its accounting policy, effective April 1, 2003, to begin expensing the cost of stock option grants in its accounts. Opening retained earnings were restated by $3.7 million reflecting the full year effect of stock option expense on the fiscal 2003 results.

Outlook

In Canada, industry volume is expected to grow marginally over the next 12 months consistent with historical levels. The value segment will remain at current levels with major brewers now having clear strategies to defend.

The Corporation is focused on strengthening the CANADIAN franchise, maintaining the most recent trends on the brand and growing core brands in order to grow volume and ultimately overall share.

In Brazil, the focus remains on growing volume, increasing distribution and closing the price gap while at the same time aggressively controlling costs. The competitive environment has stiffened with the emergence of a third brewer and continued pressure on market share growth.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation. See also "Impact of New Accounting Pronouncements" for details on the change in accounting policy.

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

MOLSON

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Molson Inc. (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 13, 2004

Daniel J. O'Neill
President and Chief Executive Officer
Molson Inc.

MOLSON

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Brian Burden, Chief Financial Officer of Molson Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Molson Inc. (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

August 13, 2004

Brian Burden
Executive Vice President and Chief Financial Officer
Molson Inc.

CONFIRMATION LETTER

August 13, 2004

TO:
Filing Jurisdiction(s):

X	Nova Scotia Securities Commission	X	Securities Division (NFLD)
X	Canadian Venture Exchange - AB	X	Alberta Securities Division
X	Saskatchewan Securities Commission	X	The Manitoba Securities Division
X	New Brunswick Securities Commission	X	The Toronto Stock Exchange
X	Ontario Securities Commission	X	British Columbia Secs. Commission
X	Nunavut	X	Government of Yukon
X	Prince Edward Island Securities Commission	X	Government of the Northwest Territories

Dear Sir / Madam,

RE: Molson Inc. interim report for the period ended June 30th, 2004

The following item was sent by prepaid mail on August 12th, 2004 and made available in electronic format on August 13th, 2004 (in accordance with National Policy 11-2001) to shareholders of the above-mentioned Company.

	Proxy form		Management Proxy Circular
	Annual Report		MD&A
	Annual Financial Statement		Supplementary Card
	Notice of Annual Meeting	X	**Interim Report for the period ended June 30th, 2004**

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document / files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC MELLON TRUST COMPANY

(signed) Antonio (Tony) Iervolino
Associate Manager,
Client Relations
Tel: (514) 285-3615

MOLSON INC.

Annual and Special Meeting of Shareholders originally held on June 22, 2004

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, this report describes the matters voted upon, and the outcomes of the votes conducted, at the annual and special meeting of shareholders of Molson Inc. (the "Corporation") held on June 22, 2004.

1. Election of Directors

Class "A" Non-Voting Shares

The following individuals were elected as Directors of the Corporation by a majority vote of the Class "A" non-voting shares being voted on this matter by way of a show of hands, with each such director to hold office until the next annual meeting of the shareholders of the Corporation following his election or until his successor is elected:

John E. Cleghorn
Daniel W. Colson
Robert A. Ingram

With respect to such election, holders of Class "A" non-voting shares had submitted proxies representing (i) 49,005,037 shares (46.62% of all issued and outstanding Class "A" non-voting shares) to be voted for the election of such Directors and (ii) 21,243,666 shares (20.21% of all issued and outstanding Class "A" non-voting shares) to be withheld from voting.

Class "B" Common Shares

The following individuals were elected as Directors of the Corporation by a majority vote of the Class "B" common shares being voted on this matter by way of a show of hands, with each such director to hold office until the next annual meeting of the shareholders of the Corporation following his election or until his successor is elected:

Luc Beauregard
Francesco Bellini
Eric H. Molson
Stephen T. Molson
David P. O'Brien
Daniel J. O'Neill
H. Sanford Riley

With respect to such election, holders of Class "B" common shares had submitted proxies representing (i) 13,729,523 shares (61.345% of all issued and outstanding Class "B"

common shares) to be voted for the election of such Directors and (ii) 2,303,270 shares (10.291% of all issued and outstanding Class "B" common shares) to be withheld from voting.

2. Appointment of Auditors

PricewaterhouseCoopers LLP was appointed as auditors of the Corporation for the next year and the Directors of the Corporation were authorized to fix the remuneration to be paid to the auditors by a majority of votes cast of the Class "B" common shares being voted on this matter by way of a show of hands.

With respect to the appointment of auditors, holders of Class "B" common shares had submitted proxies representing (i) 16,028,507 shares (71.618% of all issued and outstanding Class "B" common shares) to be voted for the appointment of the auditors and (ii) 2,312 shares (0.010% of all issued and outstanding Class "B" common shares) to be withheld from voting.

3. Decrease of the Minimum and Maximum Numbers of Directors in the Corporation's Articles

The holders of Class "B" common shares approved a special resolution to amend the Articles of Incorporation of the Corporation to decrease the minimum number of Directors from 10 to 8 and to decrease the maximum number of Directors from 20 to 15. The special resolution was voted on by way of a show of hands and approved by at least two-thirds of the votes cast.

With respect to the approval of the special resolution, holders of Class "B" common shares of the Corporation had submitted proxies representing (i) 16,030,171 shares (71.61% of all issued and outstanding Class "B" common shares) to be voted in favour of the special resolution and (ii) 650 shares (0.003% of all issued and outstanding Class "B" common shares) to be voted against the special resolution.

MOLSON INC.

Marie Giguère
Senior Vice-President,
Chief Legal Officer and Secretary

August 16, 2004

- -

MTL_LAW #1512576 v. 2

MOLSON

MOLSON INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MARCH 31, 2004

AUGUST 18, 2004

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Information Form contains certain “forward-looking statements” reflecting management’s current expectations which are only predictions and therefore involve a number of risks and uncertainties. Forward-looking statements may be identified by the use of words such as “believes”, “intends”, “expects”, “may”, “will”, “should”, or “anticipates”, or negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties. The actual events or results may differ materially from those expressed or implied by forward-looking statements, as a result of many factors including but not limited to the beer industry competitiveness and pricing environment, the economic and political environments, the foreign exchange and interest rates (see “Risk Factors”). The Corporation has no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

MOLSON INC.

ANNUAL INFORMATION FORM

ITEM 1 - DATE OF ANNUAL INFORMATION FORM

This Annual Information Form (the "Annual Information Form") is dated as of August 18, 2004. Except as otherwise indicated, the information contained in the Annual Information Form is stated as at March 31, 2004. All dollar amounts referred to in the Annual Information Form are expressed in Canadian dollars, unless otherwise indicated.

ITEM 2 - CORPORATE STRUCTURE

2.1 NAME AND INCORPORATION

Molson Inc. was incorporated under the laws of Canada in 1930 and became a public corporation in 1945. The Corporation was continued under the *Canada Business Corporations Act* in 1979 and was amalgamated with a wholly-owned subsidiary in 1980. In 1993, the share provisions relating to the Corporation's Class "A" non-voting shares and Class "B" common shares were amended to provide a "coattail" for the Class "A" non-voting shares. In 1997, the articles of the Corporation were amended to provide the Board of Directors with the flexibility to appoint additional directors between shareholders' meetings in a timely manner and without incurring the expense of a shareholders' meeting. In 1999, the articles of the Corporation were amended to change the name from The Molson Companies Limited to Molson Inc. On August 28, 2001, a two-for-one subdivision of all Class "A" non-voting shares and Class "B" common shares of the Corporation was approved in a special meeting of the shareholders and became effective on the Toronto Stock Exchange on September 6, 2001. On June 22, 2004, the articles of the Corporation were amended to decrease the minimum number of directors from 10 to 8 and the maximum number of directors from 20 to 15.

On November 7, 2001, a normal course issuer bid was approved allowing Molson to purchase for cancellation 4,500,000 Class "A" non-voting shares and 900,000 Class "B" common shares. The normal course issuer bid became effective December 14, 2001 and expired on December 13, 2002. It was extended from March 14, 2003 to March 12, 2004, allowing Molson to purchase for cancellation up to 3,141,000 Class "A" non-voting shares and 674,760 Class "B" common shares. On March 15, 2004, the Corporation once again extended the normal course issuer bid, which expires on March 14, 2005, to purchase for cancellation 3,145,000 Class "A" non-voting shares and 673,000 Class "B" common shares.

During the year ended March 31, 2004, the Corporation repurchased 751,000 Class "A" non-voting shares and no Class "B" common shares at prices ranging between $32.15 and $34.99 per share as part of the normal course issuer bid. The total number of Class "A" non-voting shares and Class "B" common shares outstanding at March 31, 2004 was 127,472,932.

The address of the registered and executive offices of the Corporation is 1555 Notre-Dame Street East, Montreal, Quebec, H2L 2R5.

In the Annual Information Form, the terms "Corporation" and "Molson" refer to Molson Inc. and its respective subsidiaries, associates and interests in joint ventures and other entities unless the context otherwise requires.

2.2 INTERCORPORATE RELATIONSHIPS

The following corporate organizational chart of Molson details the name, percentage of interest and jurisdiction of incorporation of the Corporation's main operating subsidiaries which are either consolidated or proportionately consolidated. Other operations, which in the aggregate represent less than 10% of the total consolidated revenue and of the total consolidated assets of the Corporation, are not specifically discussed herein.

Corporate Organizational Chart of Molson


MOLSON INC.
(Canada)
80%
100%
49.9%
50.1%
Cervejarias Kaiser Brasil S.A. (Brazil)
Molson Canada (Ontario) 2001
Coors Canada (Ontario) 1997
Molson USA, LLC (Delaware)

The Corporation and its wholly-owned subsidiary, Carling O'Keefe Breweries of Canada Limited, collectively have a 100% interest in Molson Canada and a 49.9% interest in Coors Canada both of which are Ontario general partnerships. In addition, the Corporation indirectly owns an 80% interest in Cervejarias Kaiser Brasil S.A., which is incorporated under the laws of Brazil, and a 50.1% interest in Molson USA, LLC, which is incorporated in Delaware in the United States.

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

3.1 THREE-YEAR HISTORY

3.1.1 Canada

A. Molson Canada

Molson's brewing operations are carried on in Canada through Molson Canada, an Ontario general partnership that is owned by the Corporation and Carling O'Keefe Breweries of Canada Limited, a wholly-owned subsidiary.

On April 14, 2004, Molson announced a reorganizational change at Molson Canada, giving priority to strengthening the national core brands and adding emphasis to the development of key markets across the country. The new organization is driven by Kevin Boyce, the newly appointed President and Chief Operating Officer of Molson North America, Les Hine, Chief Marketing Officer, and Dave Perkins, President Market Development North America.

As part of the Corporation's efforts to increase efficiencies, two significant cost savings initiatives have been launched in Canada since fiscal 2000.

The first was announced in September 1999, following a comprehensive benchmarking assessment of the Corporation's financial and administrative processes against 85 other companies. The objective of this $100 million cost savings program, increased to $150 million in March 2002, involved the areas of capacity utilization, procurement, distribution, organization and marketing. This three-year program was completed by the end of fiscal 2003 and exceeded its target by delivering $152 million in savings.

The second cost savings program, with $100 million in additional savings expected over the fiscal 2004 to 2006 timeframe, was announced in March 2002 and increased to $125 million on March 7, 2003. This further initiative is expected to deliver cost savings benchmarked against major breweries in four areas: production, procurement, distribution and organizational effectiveness.

The production module, with approximately $38 million in expected savings during the period of fiscal 2004 to fiscal 2006, covers brewing, packaging, shrinkage, warehousing, maintenance practices and utilities. In order to achieve these efficiencies, this module has undertaken a project designated as a "Renaissance in Brewing" to modernize the Corporation's production equipment and processes, and it will contribute towards the Corporation's goal of becoming one of the "Best in Class" brewers in the world. In fiscal 2003, the Corporation modernized its Vancouver can line which is now operating at its targeted levels. A new packing line in Toronto was also completed and put into operation in the fourth quarter of fiscal 2003. During fiscal 2005, the bottling line in Edmonton is planned to be modernized followed by an additional line in Toronto in fiscal 2006. In Montreal and St. John's, upgrades were completed in brewing and utilities in collaboration with the union. These initiatives followed efforts already deployed by the Corporation in the last three years, including the consolidation of the western brewing operations through the closure of the Barrie and Regina breweries in September 2000 and July 2002.

The procurement module, with approximately $35 million in expected savings, builds on the strategies and initiatives begun in the original cost savings project and continues to move Molson towards strategic sourcing of materials and services. The Corporation also expects to capitalize on its growing global profile through synergies between its Canadian and Brazilian operations. Supply agreements with global partners will benefit from Molson's North-American and South-American businesses' affecting high and low seasons by maximizing the total supply chain's capacity utilization.

The distribution module, with approximately $40 million in expected savings, covers the Corporation's warehouse and distribution network across Canada. As part of this module, Molson announced, on March 24, 2003, the opening of a new major distribution centre in Montreal and the commensurate downsizing of its regional warehouse network in the Province of Quebec.

The organizational effectiveness module covers the implementation of the SAP system which will allow the Corporation to improve its business processes and significantly reduce its costs of business. The SAP system implementation was announced in April 2001 and when fully implemented, will provide immediate integrated data regarding company activities, allowing for more informed decision-making. Phase 1 of the implementation, completed in April 2002, addressed financial processes and gave employees access to a new Business Data Warehouse. Phase 2 addresses the following functional areas: supply chain, planning module and sales and distribution business processes. Phase 2 was implemented in the Montreal and St. John's plants in fiscal 2004 and will be implemented in the Edmonton, Vancouver and Toronto plants in a sequential roll-out during fiscal 2005.

The Corporation's cost-saving programs are overseen by the Senior Vice President of Global Costs. The Corporation relies on a financial tracking and reporting system to manage the cost-saving projects and processes. Additional cost-saving opportunities are generated by a team of senior executives responsible for the identification and development of new savings initiatives.

B. ***Coors Canada***

Coors Canada, an Ontario partnership, is owned 50.1% by Coors Canada Inc., a wholly-owned subsidiary of Adolph Coors Company, and 49.9% by the Corporation. Coors Canada is responsible for the management of the Coors brands in Canada. Pursuant to agreements between Molson and Coors Canada, Molson is authorized to brew, distribute and sell Coors brands in Canada and currently brews, distributes and sells the *COORS LIGHT* brand. In fiscal 2001, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period and included the addition of Molson performance standards for the Coors brand. These agreements enabled Molson to test and, if successful, to launch light beers in Canada. During fiscal 2004, sales volumes of *COORS LIGHT* and Coors Canada earnings achieved strong growth despite an aggressive competitive environment.

3.1.2 Brazil

A. Bavaria S.A.

On December 21, 2000, the Corporation entered the South American beer market with the purchase of the Bavaria brand and brewing facilities, from Companhia de Bebidas das Américas ("AmBev"). The sale of the *BAVARIA* brand was directed by Brazilian regulatory authorities as a condition for the approved merger of Brazil's top two brewers, Antarctica and Brahma, which now operate as AmBev.

The Brazilian beer market is approximately four times the size of the Canadian market with an annual consumption estimated at 82.2 million hectolitres for 2004 by the Brazilian Association of Beers Producers (Sindicerv).

Under the terms of the agreement, Molson acquired the shares of Bavaria S.A. with assets that included the *BAVARIA* brand and five breweries for US$94.3 million with additional amounts payable contingent on the attainment of certain market share thresholds. These thresholds were not attained in fiscal 2004.

B. Cervejarias Kaiser Brasil S.A.

On March 18, 2002, the Corporation purchased 100% of the shares of Cervejarias Kaiser Brasil S.A. ("Kaiser"), the second largest brewer in Brazil, for US$765 million. The acquisition included the Kaiser brands and eight brewing facilities in Brazil. The acquisition was financed with US$182 million in cash, US$150 million in Molson Inc. Class "A" non voting shares (or 7,785,878 shares) and debt of approximately US$395 million, including cash acquired and before transaction costs. As part of the transaction, Kaiser continues to have access to the Coca-Cola distribution system in Brazil. Responsibility for the distribution of the Bavaria brand, which was assumed by AmBev prior to the Kaiser acquisition, was transferred to Kaiser. Following the Kaiser acquisition, Molson combined the Kaiser and Bavaria operations.

On April 17, 2002, Heineken N.V. ("Heineken") acquired 20% of Molson's operations in Brazil for a purchase price of US$218.3 million. As part of the transaction, the Corporation and Heineken signed a new licensing agreement for the Heineken brands in Brazil and extended the Canadian distribution agreement of Heineken products for ten years to 2012.

With the Kaiser acquisition, Molson's market share in Brazil had increased from approximately 3.1% prior to the acquisition to approximately 14.6% as at March 31, 2003. Following significant investment in marketing and advertising by one of its competitors during fiscal 2004, Molson's market share in Brazil decreased to 12.4% as at March 31, 2004, making it the third largest brewer in Brazil and the fourteenth largest brewer in the world.

On May 9, 2002, the Corporation announced a cost savings program of R$100 million to improve the cost structure of its Brazilian operations and increased it to R$200 million on May 2, 2003. On June 20, 2002, following an assessment of its cost structure and geographic considerations, the Corporation announced the closing of its Brazilian breweries located in Divinópolis, Camaçari and Getúlio Vargas. On June 25, 2003, the Corporation closed a brewery located in Ribeirão Preto.

At the end of the first quarter of fiscal 2004, following poor volume performance, Kaiser, in conjunction with the related Coca-Cola bottlers, undertook to implement a strategy to establish a beer-dedicated sales force in six regions in Brazil. The main purpose of this strategy was to improve sales execution while taking full advantage of the Coca-Cola distribution system. The six selling regions were established and all sales centers were fully operational at year-end, with more than 1,200 sales employees covering approximately 30% of Kaiser's total volume. In addition, as a result of a detailed review of consumer preferences and in response to competitors' activities, the Kaiser brand was re-launched in the fourth quarter of fiscal 2004 with a new liquid, new advertising and new packaging.

On June 15, 2004, Kaiser announced the appointment of Fernando Tigre as Chief Executive Officer. Robert Coallier, who held that position for the two prior years, took on the new position of Executive Vice President Corporate Strategy and International Operations of Molson Inc. The change is effected gradually with a transitioning of responsibilities to Fernando Tigre.

3.1.3 United States

On January 2, 2001, Molson completed the sale of a 49.9% interest in Molson's US business (operating as Molson USA, LLC ("Molson USA")) to Coors Brewing Company ("Coors") for total cash consideration of US$65 million. Offices for Molson USA, the dedicated business unit with responsibility for Molson brands in the United States, were established in Golden, Colorado. The repurchase of the Molson marketing and distribution rights in the United States and the partnership with Coors allowed Molson to take control of a growth opportunity and to rebuild the Molson brand in the United States. Molson USA markets and distributes Molson owned brands which include *CANADIAN*, *CANADIAN LIGHT*, *MOLSON ICE* and *GOLDEN* in the United States. Under the partnership agreement, Coors provides certain sales, distribution and administrative services required by this organization.

While Molson trademark products are available throughout the United States, including Alaska and Hawaii, the majority of sales are concentrated in the eastern region of the United States. During fiscal 2004, Molson USA's first priority was to increase momentum on the *CANADIAN* trademark while reducing the decline of the *GOLDEN* and *MOLSON ICE* brands. Molson USA also introduced *MOLSON XXX* in fiscal 2004 at super premium pricing in select Northeast and Midwest markets. The *CANADIAN* trademark grew its volume by 26% in fiscal 2004. Molson USA improved the alignment of its distributor network with Coors. It now has 544 distributors of which, as of June 2004, 451 were Coors distributors compared to 422 last year. Approximately 89% of Molson USA's current volume is now covered by its own dedicated sales force.

Molson Canada has an exclusive license to brew *FOSTER'S LAGER* in Canada for sale in Canada and the United States, and to brew *FOSTER'S SPECIAL BITTER* in Canada for sale in the United States. Molson Canada has the right to produce *ASAHI* for the United States market and also brews Molson's trademark products in Canada for sale in the United States.

3.1.4 Discontinued Operations

On July 25, 2001, the Corporation completed the sale of a portion of its Sports and Entertainment business consisting of the Montreal Canadiens and the Molson Centre (now the "Bell Centre"). The Corporation received $190 million in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5 million, subject to certain terms and conditions. The Corporation also retains a 19.9% interest in the entity that owns the team and the entertainment business.

3.2 SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

The Corporation did not complete any significant acquisitions or dispositions during fiscal 2004.

3.3 TRENDS

A trend toward a consolidation has been taking place in the global brewing industry in recent years in the international beer markets. This trend accelerated in fiscal 2004. The top 10 brewers currently have an estimated combined 62% share of global consumption versus 52% in March of 2003 and 43% in 1999. As consolidation continues, the top 10 brewers are likely to capture a greater share of the overall market.

The Corporation currently ranks fourteenth in the global brewing industry (measured by volume) and will rise to fifth place when the Molson-Coors Merger (as defined below) is completed, permitting it to compete more effectively in the international beer markets. See "General Development of the Business – Recent Developments".

In the Canadian beer market, volumes have been gradually migrating from premium brands to super premium brands and value brands since fiscal 2001. In fiscal 2004, the Corporation also saw a growing price gap between premium brands and the value segment, especially in the provinces of Ontario and Alberta.

3.4 RECENT DEVELOPMENTS

The Corporation and Adolph Coors Company ("Adolph Coors") have agreed to combine the companies under a combination agreement entered into on July 21, 2004 (the "Combination Agreement") which sets

out the terms and conditions of the proposed transaction (the "Molson-Coors Merger"). The Molson-Coors Merger, which is subject to applicable shareholder, regulatory and court approvals, would effect a merger of equals pursuant to a plan of arrangement under the *Canada Business Corporations Act*, utilizing an exchangeable share structure.

With combined beer sales of 60 million hectoliters (51 million U.S. barrels), Molson Coors Brewing Company, the combined company, will be the world's fifth largest brewing company by volume, with pro forma combined net sales of US$6.0 billion, earnings before interest, taxes, depreciation and amortization of US$1 billion and free cash flow of US$707 million for the twelve month period ended March 31, 2004.

Additional information concerning the Molson-Coors Merger is provided in a material change report filed on July 30, 2004 with the Canadian Securities Administrators, which is integrated herein in its entirety by reference. The material change report may be obtained on SEDAR at www.sedar.com.

ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 GENERAL DESCRIPTION

The Corporation, with five breweries in Canada and nine breweries in Brazil, brews, bottles, packages, markets and distributes over 75 owned or licensed brands of beer in Canada, Brazil and the United States, and exports to the United Kingdom, Australia and New Zealand.

4.2 MAIN MARKETS

4.2.1 Canada

The Canadian brewing industry is a mature market. It is characterized by aggressive competition for volume and market share from regional brewers, microbrewers and certain foreign brewers, as well as Molson's main domestic competitor. These competitive pressures require significant annual investment in marketing and selling activities.

There are three major beer segments based on pricing: super premium, which includes imports and represents 16% of total sales of the industry and 13% of total sales of the Corporation; premium, which includes the majority of domestic brands and the light subsegment and represents 65% of total sales of the industry and 68% of total sales of the Corporation; and the discount segment which represents 19% of total sales of the industry and 19% of total sales of the Corporation.

Total industry volume in Canada is sensitive to factors such as weather, changes in demographics and consumer preferences. Consumption of beer in Canada is also seasonal with approximately 40% of industry sales volume occurring during the four months from May to August. For the year ended March 31, 2004, estimated industry sales volume in Canada, including sales of imported beers, increased by approximately 2% to approximately 21.5 million hectolitres.

Imported beer volume in Canada increased by 42% over the past five years, achieving approximately 9% share of total industry volume during the year ended March 31, 2004. During this same timeframe, domestically produced volume remained fairly stable.

The domestic brewing industry is comprised principally of two major brewers whose combined market share is approximately 86% of beer sold in Canada. In comparison, the top three brewers in the United States represent approximately 79% of that market.

Foreign brands licensed for brewing and sale in Canada play a larger role domestically than have direct imports. The three major US brewers are among the foreign producers which license Canadian brewers, including Molson, to brew, market and distribute their brands in Canada.

The Ontario and Quebec markets account for approximately 63% of the total beer market in Canada. The top ten brands in Canada account for approximately 56% of the packaged market in Canada in fiscal 2004, including *CANADIAN* which remains a leading brand in English Canada with a market share of approximately 11%.

The industry in Canada as a whole has taken a number of measures to reduce costs and improve its ability to compete. In order to eliminate excess capacity, Molson has closed a number of breweries since 1989, including the Barrie brewery which closed in September 2000, and the Regina brewery, which closed in July 2002. In Ontario, the distribution and retail system operated by Brewers Retail Inc. ("BRI") (of which Molson is a shareholder) is pursuing opportunities to modernize the retail business to enhance industry sales, while seeking increased efficiencies in the wholesale operation.

Molson and the majority of Canadian brewers make use of a common returnable bottle in Canada, which Molson believes is financially advantageous to all brewers, resulting in environmental benefits and significantly lower distribution, warehousing and sorting costs.

4.2.2 Brazil

Brazil with its approximate consumption of 82.2 million hectolitres of beer annually is the world's fourth largest beer market, about four times the size of the Canadian market. The Brazilian beer market is highly concentrated with three major competitors holding over 90% of the market and features a growing young adult market. The *per capita* consumption of beer in Brazil was approximately 47 litres in 2003. With a volume of approximately 10 million hectolitres of annual beer production in fiscal 2004, Molson is the third largest brewer in Brazil. Approximately 60% of Kaiser's sales are concentrated in Brazil's southern region and in its southeastern region (São Paulo).

Kaiser and the majority of Brazilian brewers make use of a common returnable bottle in Brazil, which Molson believes is financially advantageous to all brewers, resulting in environmental benefits and significantly lower distribution, warehousing and selling costs.

4.2.3 United States

In the United States, the Corporation markets its brands in the import segment which represents over 11% of the total US beer market. The import segment in the United States grew approximately 2% in 2003 and is the largest import market in the world. Distributors play an important role in the growth of the Molson brands in individual regions. As a result, in fiscal 2004, Molson continued to align itself selectively with local market distributors committed to and focused on the growth of the Molson brands.

4.3 MARKETING

Competing in the beer market involves a wide range of marketing and sales activities. Molson sustains its competitive leadership by striving to clearly position and promote its core brands in the marketplace.

4.3.1 Canada

A key element of Molson's marketing strategy in Canada is to increase the effectiveness of its marketing initiatives by tailoring them to reach key consumers. Molson looks to empirical research and consumer insight to ensure it allocates spending to those mechanisms that influence brand adoption and drive sales. Rigorous testing of advertisements with consumers is done both qualitatively and quantitatively during the development stage. Molson believes that the long-term success of core brands depends on advertising and promotions that present the brands in ways that are relevant and meaningful to targeted consumers through unique brand positioning.

The marketing team in Canada is responsible for strategic consumer marketing, including overall strategy, creative development and promotions. It works closely with regional sales personnel to execute the strategy effectively towards leveraging local knowledge and relationships with local licensees, retailers and other marketing channels. The Corporation's strategic marketing efforts in Canada are focused on a core brand portfolio comprising *CANADIAN*, *CANADIAN LIGHT*, *MOLSON DRY*, *EXPORT*, *EXLIGHT*, *RICKARD'S*, *CARLING BLACK LABEL*, *MOLSON ULTRA*, *A MARCA BAVARIA*, *COORS LIGHT*, *CORONA*, *MILLER GENUINE DRAFT*, *HEINEKEN* and certain regional brands.

4.3.2 Brazil

The Corporation's strategic marketing efforts in Brazil are focused on a core brand portfolio comprising the *KAISER PILSEN* and *BAVARIA* brands. In fiscal 2004, the Corporation re-launched the flagship brand *KAISER PILSEN* and concentrated on reconfirming the *KAISER PILSEN* leadership position in regions where it is a primary brand and on accelerating its development in the on-premise market. A

project has also been launched to focus the *BAVARIA* brand where Kaiser has a low penetration, such as in the State of Rio de Janeiro.

4.3.3 United States

Marketing activity is generally local in nature and focused on core markets in the Northeast and Midwest. The on-premise trade receives particular attention as it is an important channel for creating consumer trials for Molson's brands. Increased marketing efforts in California and Florida, initiated in two key import markets, continued in fiscal 2004.

4.4 BRANDS

The Corporation markets a wide range of brands designed to appeal to a variety of consumer preferences.

4.4.1 Canada

A. *Molson Owned Brands*

The Corporation's major owned brands in Canada are *CANADIAN*, *EXPORT*, *MOLSON DRY*, *RICKARD'S*, *MOLSON ULTRA* and *CARLING BLACK LABEL*. Molson took a number of initiatives over the last four years with respect to these brands, including advertising campaigns for both *CANADIAN* and *EXPORT* and a re-launch of *RICKARD'S RED* together with the line extensions, *RICKARD'S HONEY BROWN* and *RICKARD'S INDIA PALE ALE* and the launch in March 2003 of *A MARCA BAVARIA*, a Brazilian import.

CANADIAN is a classic lager which is slowly fermented to produce a clear, crisp and refreshing beer with a genuine taste. It has long been a leading packaged brand in English Canada. In fiscal 2004, the brand continued to be supported by advertising which emphasized the quality of the brand and built on the Canadian pride theme. *CANADIAN COLD SHOTS*, a 6.0% alcohol line extension in an innovative 250ml slim can was launched in April 2004 throughout English Canada.

CANADIAN LIGHT is the light extension of *CANADIAN*. The brand was launched in the late 80s with little support until fiscal 2003. A *CANADIAN LIGHT* test market was successfully completed in Ottawa and Kingston in fiscal 2004. The brand met the test market hurdles and will be rolled out to Alberta and Ontario in fiscal 2005, as well as in the Maritimes for the first time. The rollout includes new packaging and advertising with a positioning of "light beer with flavour" based on the fact that it is brewed with more flavor, body and color than most light beers. The brand is also the brand of the Canadian Football League in Alberta and Ontario, and has programming to leverage on the Grey Cup in Ottawa in November 2004.

EXPORT, an ale, has been produced by Molson since 1903. It is a leading brand in Quebec and the best selling ale in Canada. In fiscal 2001, it won a gold medal at the Monde Selection Beer Festival. It has benefited from a long association with hockey as well as other sports. *EXPORT* is a classic ale with more flavor than many other premium beers. In Quebec, where *EXPORT* has the highest share of the ale market, the brand has enjoyed a rejuvenation among younger male drinkers as a result of the "YOUNG SINCE 1903" marketing campaign which began over seven years ago. Launched in March 2003 at the time of *EXPORT's* 100th anniversary, the new *EXLIGHT* has recently won a silver medal at the Brewing Industry International Awards (BIIAs) in fiscal 2004. *EXLIGHT* has added to the Corporation's lead position in the growing light beer segment.

MOLSON DRY is the largest selling brand in Quebec grocery stores and has been the number one Molson brand in Quebec for seven years. *MOLSON DRY* is an award-winning lager at 5.5% alcohol which earned the North American Specialty Lager gold medal at the 2002 World Beer Cup and the American Style Lager Gold Medal at the 2004 Canadian Brewing Awards. *MOLSON DRY COLD SHOTS*, an innovative slim can with 6.5% alcohol, has been launched in fiscal 2005.

RICKARD'S is a super premium beer for drinkers seeking exceptional flavor. The *RICKARD'S* family is composed of *RICKARD'S RED*, *RICKARD'S HONEY BROWN* and *RICKARD'S INDIA PALE ALE*. During fiscal 2004, Molson continued its efforts in the super premium segment, the fastest growing in the beer category.

MOLSON ULTRA is Canada's only regular strength beer that is reduced in carbohydrates. Brewed with the finest ingredients, *MOLSON ULTRA,* launched in fiscal 2004, features 2.5 grams of carbohydrates, 97 calories and 4.5% alcohol. *MOLSON ULTRA* is available in bottles as well as an innovative 250ml slim can format.

A MARCA BAVARIA is a refreshing lager packaged in a distinctive clear bottle which is produced at the Corporation's facilities in Brazil. Targeted at consumers seeking a high-quality super premium beer, *A MARCA BAVARIA* was launched in Canada in March 2003 with packaging developed specifically for Molson to better participate in the 17% annual growth registered by import beers in the super premium segment. In fiscal 2004, the brand clearly established itself as a leading super premium brand with an integrated advertising sampling.

Molson owns a number of significant regional brands, including *GOLDEN*, *PILSNER*, *O'KEEFE*, *LAURENTIDE*, *CARLING BLACK LABEL*, *OLD VIENNA*, *BLACK HORSE* and the *CARLING* family of discount price brands. Following the strategic re-launch of *CARLING BLACK LABEL* in Quebec in fiscal 2003, Molson has continued to see, in fiscal 2004, a volume growth of 10% for *CARLING BLACK LABEL*, ending the year with a 3.7% market share. Including line extensions, the brand, in total, reached a 5.3% share, up 0.5 share points versus fiscal 2003. Efforts continue to reduce the dependency on non-core brands to improve efficiencies throughout the organization. Molson also owns *TORNADE,* its line of flavored malt-based beverages, which is among the leaders in the Quebec market in that segment.

B. <u>Molson Licensed Brands</u>

Molson distributes licensed brands such as *COORS LIGHT*, *CORONA*, *HEINEKEN, MILLER* and *FOSTER'S LAGER*.

COORS LIGHT is brewed by Molson under license from Coors Canada and is the leading light beer and the fourth-largest selling brand in Canada. The light beer segment is growing at a faster rate than the overall Canadian beer market of which it represents approximately 13%.

CORONA - Molson distributes *CORONA EXTRA* in Ontario, Quebec and the Atlantic provinces pursuant to a five-year agreement with Cerveceria Modelo S.A. de C.V ending December 31, 2006. It is the number one super premium import in Canada.

HEINEKEN - Molson has agreements with Heineken N.V. (Netherlands) which grants it the right to import and sell *HEINEKEN LAGER*, *MURPHY'S IRISH STOUT*, *MURPHY'S IRISH AMBER* and *AMSTEL LIGHT* throughout Canada. *HEINEKEN* is the number two super premium import in Canada. In fiscal 2002, Molson extended its Heineken distribution agreement in Canada for a period of ten years to 2012.

MILLER - Molson amended its license agreement with Miller in December 2000 to brew and sell several Miller brands, including *MILLER HIGH LIFE*, *MILLER LITE*, *MILLER GENUINE DRAFT*, *MILLER GENUINE DRAFT LIGHT*, *MILWAUKEE'S BEST DRY* and *MILWAUKEE'S BEST*, the largest selling trademark in the discount segment in the Province of Quebec. Molson has also been importing *MILLER GENUINE DRAFT* in a clear bottle since January 2000.

FOSTER'S - In January 2001, Molson amended and restated its License Agreement with Carlton and United Breweries Limited, a subsidiary of Foster's Brewing Group Limited, to brew *FOSTER'S LAGER* in Canada for sale in Canada and the United States, and to brew *FOSTER'S SPECIAL BITTER* in Canada for sale in the United States.

4.4.2 Brazil

A. <u>Owned Brands</u>

The Corporation's main owned brands in Brazil are *KAISER PILSEN* and *BAVARIA*. *KAISER PILSEN* represents 75% of Kaiser total sales. Kaiser's other brands include *SANTA CERVA*, *KAISER SUMMER DRAFT* and *KAISER BOCK*.

KAISER PILSEN has been through a repositioning process since October 2001 to renew and upgrade the brand. In fiscal 2004, the new marketing campaign "Kaiser Novo Sabor" – "The beer made by

Brazilians" has contributed to the new positioning of *KAISER PILSEN* as the beer that promotes camaraderie, as part of the re-launching of the flagship brand in February 2004.

BAVARIA has maintained its marketing strategy in fiscal 2004 as being the "friendship beer" by changing its slogan to "Good Like Friendship". Efforts to bring the brand closer to consumers will continue in fiscal 2005.

B. Licensed Brands

HEINEKEN - Cervejarias Kaiser Brasil S.A. signed a five-year licensing agreement on April 1, 2002 with Heineken Brouwerijen B.V. in which it has been granted the right to brew and distribute *HEINEKEN LAGER* in Brazil.

XINGU – Cervejarias Kaiser Brasil S.A. also brews and distributes *XINGU*, a dark beer, under license.

SOL – Cervejarias Kaiser Brasil S.A. signed a five-year licensing agreement on December 15, 2003 with Cerveceria Cuauhtémoc Moctezuma, S.A. DE C.V. in which it has been granted the right to brew *SOL* in Brazil. It also sells *SOL* in the Sao Paolo area.

4.4.3 United States

A. Owned Brands

The Corporation's most significant brand in the United States is *CANADIAN* which remained the fastest-growing import in the grocery channel, among the 25 import brands, as reported by AC Nielsen with a volume growth of 25% in fiscal 2004. Molson USA continued to reduce the marketing activities for *MOLSON ICE* and *GOLDEN* and introduced *MOLSON XXX* at super premium pricing and select Northeast and Midwest markets.

4.4.4 International

The Corporation is in the process of launching the *A MARCA BRAVARA* brand in the United Kingdom, Australia and New Zealand. *A MARCA BRAVARA* will be launched in these countries using the same concept as *A MARCA BAVARIA* in Canada. This Brazilian lager is brewed at the Corporation's facilities in Brazil.

4.5 MARKET SHARE

4.5.1 Canada

Molson has the highest market share in each of Newfoundland, Quebec, Ontario, Saskatchewan and Alberta. In fiscal 2004, Molson had an estimated average market share of 43.8% of all beer sold in Canada, including imported beer, compared with an average market share of 44.4% in fiscal 2003. This decrease was due mainly to the continued weakening of the premium segment.

4.5.2 Brazil

In fiscal 2004, the Corporation lost 2.2 share points of its market share in Brazil from 14.6% to 12.4%, mostly in the on-premise market, which is the most profitable channel, as a result of changes in personnel and transitional issues following the acquisition of Kaiser, execution problems with a number of distributors, a loss in brand equity of the flagship brand, *KAISER PILSEN,* as well as massive investment in marketing and advertising by one of its competitors. Following this poor volume performance, Kaiser, in conjunction with some Coca-Cola bottlers, undertook to establish a dedicated sales force in six regions in Brazil. Kaiser hired more than 1,200 sales employees that it manages in these six regions.

4.5.3 General

Additional details relating to the Corporation's fiscal 2004 performance are provided in the sections titled Review of Operations on page 38, as well as Industry Volume and Molson Market Share on page 39 of the fiscal 2004 Annual Report.

4.6 MARKETING ASSETS

Molson's association with highly visible sports and music events is used to leverage its brands.

4.6.1 Sports

Molson's research indicates that hockey is highly important to consumers, which is why Molson continues to be extensively involved in Canadian hockey, both at the national and grass-roots levels. As the exclusive brewing sponsor of all six Canadian National Hockey League ("NHL") teams, Molson maintains its strong relationship with professional hockey. Molson also remains the title beer sponsor of the French national broadcasts of NHL games.

In addition to its commitment to professional hockey in Canada, Molson continues to strengthen its relationship with junior hockey, including an alliance with the Canadian Hockey Association, which includes men's, women's and junior national teams. This year, Molson is also sponsoring the World Cup of Hockey to be held in various Canadian cities in late summer.

Molson also has exclusive promotional agreements in basketball with league sponsorship of the National Basketball Association ("NBA") in Canada.

EXPORT continues to enjoy the benefits of a multi-year title sponsorship with the Montreal Alouettes franchise of the Canadian Football League ("CFL") playing in Molson Stadium. This sponsorship in Montreal complements well-established CFL partnerships with the Ottawa Renegades, Calgary Stampeders, Edmonton Eskimos and Saskatchewan Roughriders.

In fiscal 2004, Molson has renewed its commitment to amateur sports in Canada. Molson is a sponsor of the See You In Athens Fund, which provides funding to elite amateur Canadian athletes. In addition, Molson will be supporting the Canadian Olympic Team in Athens through its sponsorship of the Canadian Olympic Committee.

4.6.2 Music

A. Canada

Molson has made a long-term investment in entertainment properties, including event production and venue ownership. One example is House of Blues Concerts Canada ("House of Blues"), an equal partnership between Molson Canada and HOB Concerts Canada Ltd., devoted to the staging, production and marketing of live entertainment across Canada. Entertainment marketing teams in each region work closely with House of Blues to develop national and regional music events that appeal to local fans and draw those fans to local Molson venues. Molson also announced a co-operative marketing relationship with Napster, a legal music downloading service, effective in fiscal 2005.

B. Brazil

Kaiser sponsors the "Parintins Festival", the biggest folk festival in the world, in an isolated island in the Amazon State, which takes place in the last week of June. This initiative supports the strategy of having a higher penetration in northern Brazil, where this festival is the pride of northern Brazilians.

Furthermore, Kaiser sponsored the Carnaval of the State of São Paulo, to bring the brand closer to the consumers of the largest beer market in Brazil.

4.7 MOLSON SPORTS AND ENTERTAINMENT

Molson Sports and Entertainment ("MSE") is an operating division of Molson Canada, whose activities are fully-integrated with the national marketing team. MSE is also involved in the development and production of sports and entertainment programming for television and video-cassettes, as well as production of live promotional events. In fiscal 2002, MSE integration with the brewery grew to add greater value to the Molson brand portfolio. MSE produced over 700 hours of television programming, including approximately 140 NHL games in fiscal 2004.

Molson Sports & Entertainment Inc. ("MSE Inc."), a subsidiary of Molson Canada, organizes and runs two major motor sports events in Canada: the Molson Indy Toronto and the Molson Indy Vancouver, and is the rights holder, co-promoter and sponsor of the Molson Indy event in Montreal. The three races, part of the Champ Car World Series, are broadcast in more than 180 countries.

In July 2003, MSE Inc. organized the successful Molson Canadian Rocks for Toronto Concert, featuring the Rolling Stones, in support of health care and hospitality workers affected by the SARs crisis.

This year, MSE Inc. has partnered with Network Entertainment Inc. in the organization and production of a national series of hockey try-out events and an associated television program to be aired nationally in Canada during the fall of 2004.

4.8 SUPPLIERS

Molson's goal is to use world class procurement practices, methods and technology to result in strategic procurement of quality materials and services at the lowest prices possible. Molson also consolidates purchases within domestic and international operations and works with the supplier community to select global partner materials and services which best meet this goal.

The Corporation operates under a commodity hedging policy. The policy allows for the use of low risk hedging instruments to protect Molson from pricing volatility in the commodities market. The policy covers all of Molson's commodity requirements on a global basis and became effective in fiscal 2003, replacing the previous policy.

4.8.1 Canada

In Canada, the Corporation currently single sources cans, glass bottles, crowns and labels. Availability of these products has not been an issue and Molson does not expect any difficulties in accessing any of these products. However, the risk of glass bottle supply disruptions has increased with the reduction of local supply alternatives due to the consolidation of the glass bottle industry in North America.

4.8.2 Brazil

In Brazil, the Corporation has both local and global suppliers, driven by market conditions and the competitive environment. It single sources all materials, with the exception of cans and crowns, which are procured through a buying consortium with the Brazilian Coca-Cola bottlers. The Corporation does not expect any difficulties in accessing materials.

4.9 TRADEMARKS

Molson places high value on its trademarks and other intellectual property. Its policy is to pursue registration of its trademarks whenever appropriate and to vigorously oppose any infringement of its intellectual property rights. It has sought formal protection for its various trademarks in over 125 countries around the world.

4.10 GOVERNMENT REGULATION

A. General

In Canada, provincial governments regulate the production, marketing, distribution, sale and pricing of beer and impose commodity taxes and license fees in relation to the production and sale of beer. In addition, the federal government regulates the advertising, labeling, quality control, and international trade of beer, and also imposes commodity taxes, consumption taxes, excise taxes and in certain instances, custom duties on imported beer. As well, certain bilateral and multilateral treaties entered into by the federal government, provincial governments and certain foreign governments, especially the government of the United States, affect the Canadian beer industry. While the beer industry in many countries, including the United States, is subject to government regulation, Canadian brewers have historically been subject to comparatively more regulation.

Brazil does not heavily regulate the production and marketing of alcoholic beverages. There are no significant regulations, other than compliance with standards imposed by food and health regulatory agencies. In addition, there are no licensing requirements for points of sale to offer beer. The federal government imposes excise taxes and custom duties on imported beer and state governments regulate taxes on the distribution of goods and services.

B. Trade Issues

Traditionally, in Canada, provincial regulations generally required Canadian brewers to operate a brewery in a particular province in order to obtain favorable pricing and distribution access in such province and this requirement severely limited the ability of brewers to distribute their products inter-provincially. The Ontario Liquor Control Act was amended in 1992 to authorize Canadian brewers

outside Ontario to sell beer in Ontario to the Liquor Control Board for sale through BRI if the jurisdiction where the beer is brewed contains a similar provision in favor of Ontario. In July of 1994, the federal and provincial governments signed a comprehensive agreement to reduce barriers to the inter-provincial trade of goods and services. This agreement became effective on July 1, 1995 in most provinces with the exception of certain eastern provinces. This agreement removes the requirement for a brewer to brew its beer in the province in order to obtain access to the local distribution network.

International trade affects Canadian brewers in relation to the export of their products into foreign jurisdictions as well as in relation to competition from foreign brewers, especially US brewers, selling beer in Canada. A memorandum of understanding between the Canadian and US federal governments dated August 5, 1993 (the "MOU") provides that beer imported into the Province of Ontario will have access to the BRI distribution system on the same basis as Canadian brewers. In addition, the MOU provides for a minimum retail price for beer in Ontario based on alcohol levels, exclusive of an environmental levy and the applicable container bottle deposit, which minimum price may be adjusted on an annual basis to the Ontario Consumer Price Index. Amendments to the MOU made in April 1994 defined the terms for access by US brewers to the Quebec market.

4.11 DISTRIBUTION

A. Canada

In Canada, provincial governments have historically had a high degree of involvement in the regulation of the beer industry, particularly the regulation of the pricing, sale and distribution of beer and, in some provinces, its advertising.

In each of the provinces of Canada, other than Newfoundland, Quebec and Alberta, brewers primarily distribute their products through government-operated outlets or independent licensed retail outlets. In Newfoundland, Quebec and Alberta, brewers must create their own distribution networks.

The distribution systems in each province generally provide the collection network for returnable bottles and cans. The standard container for beer brewed in Canada is the returnable bottle, which represents approximately 67% of domestic sales in Canada in fiscal 2004, with cans accounting for 23% and draught for 10%.

Ontario

Consumers in Ontario can purchase beer only at retail outlets operated by BRI, at government-owned retail outlets operated by the Liquor Control Board of Ontario (the "LCBO"), approved agents of the LCBO or at any bar, restaurant or tavern licensed by the LCBO to sell liquor for on-premise consumption. All brewers pay a service fee, based on their sales volume, through BRI. Molson, together with certain other brewers, participates in the ownership of the BRI in proportion to its market share relative to other brewers. Ontario brewers may deliver directly to BRI's outlets or may choose to use BRI's distribution centers to access retail in Ontario, the LCBO system and licensed establishments.

Quebec

In Quebec, beer is distributed directly by each brewer or through independent agents. Molson Canada is the agent for the licensed brands it distributes. The brewer or agent distributes the products to permit holders for retail sales for on-premise consumption. Quebec retail sales for home consumption are made through grocery and convenience stores as well as government operated stores.

British Columbia

In British Columbia, the government's Liquor Distribution Branch (the "LDB") currently controls the distribution of all alcohol products in the province. Consumers can purchase beer at any LDB retail outlet, at any independently owned and licensed wine or beer retail store or at any licensed establishment for on-premise consumption. Brewers Distributor Ltd., which Molson co-owns with a competitor, manages the distribution of Molson's products throughout British Columbia. The British Columbia government announced in 2002 that the LDB would shift its role from managing distribution and retail operation to regulating these areas. A further announcement postponed this initiative indefinitely.

Alberta

In Alberta, the distribution of beer is managed by independent private warehousing and shipping companies or by a government sponsored system in the case of US sourced products. All sales of liquor in Alberta are made through retail outlets licensed by the Alberta Gaming and Liquor Commission or licensees, such as bars, hotels and restaurants. Brewers Distributor Ltd. ("BDL") manages the distribution of Molson's products in Alberta.

Other Provinces

The Corporation's products are distributed in the provinces of Manitoba and Saskatchewan through local liquor boards. BDL manages the distribution of Molson's products in Manitoba and Saskatchewan. In the Maritime provinces (other than Newfoundland), local liquor boards distribute and retail the Corporation's products.

B. <u>Brazil</u>

As a result of the Kaiser acquisition, the Corporation's products are distributed by Coca-Cola bottlers which provide joint distribution of soft drink beverages and beer to small and medium sized retailers. The Corporation tends to distribute directly to the larger retailers. The Brazilian beer market is characterized by diverse regional consumption patterns and a high proportion of on-premise consumption (restaurants and bars) relative to home consumption. The distribution systems in each state generally provide the collection network for returnable cans and bottles. The standard container for beer brewed in Brazil is the 600ml returnable bottle, shipped in returnable plastic crates, which represented approximately 52% of the Corporation's domestic sales in Brazil in fiscal 2004, with cans accounting for approximately 40%, non-returnable bottles for 5% and draught for 3%.

C. <u>United States</u>

In the United States, by federal law, beer must be distributed through a three-tiered system consisting of manufacturers, distributors and retailers. In fiscal 2004, the Corporation continued to align itself more closely to the Coors distribution network in key markets. Currently Molson products in the United States are distributed by 544 distributors of which 451 are Coors distributors.

4.12 ADVERTISING

A. <u>Canada</u>

In Canada, Advertising Standards Canada ("ASC") handles pre-clearance approvals for broadcast advertising of alcoholic beverages at the federal level. The Canadian Radio – Television and Telecommunications Commission ("CRTC") requires, however, that all broadcast advertising of alcoholic beverages comply with the ASC's Code for Broadcast Advertising. Without approval numbers, broadcasters will not air an advertisement. Costs incurred by the ASC for pre-clearance are borne by the brewers.

The provincial regulatory bodies also regulate advertising. It is incumbent upon manufacturers to ensure compliance with provincial regulation in a "self regulatory" environment. Saskatchewan is the only province that still requires formal pre-approval clearance on advertising.

B. <u>Brazil</u>

In Brazil, the advertising of beer is regulated by Self Regulation Rules, including warnings on the labels, merchandising material and television and radio commercials, about consequences of over-consumption. A federal law also prohibits retailers from selling to customers of less than 18 years of age. Several bills proposing to regulate the advertising policies for alcoholic beverages have been presented before the National Congress. None of the bills have been voted on.

4.13 PRICING

A. <u>Canada</u>

In Canada, the pricing of beer is affected by the imposition of provincial and federal taxes. Commodity and sales taxes make up approximately 51% of the average retail price of beer in Canada (based on a case of 24 bottles). In a number of provinces, beer produced by small brewers is subject to a lower rate

of provincial commodity tax. Pricing of beer in Canada is usually done by reference to what is known in the trade as "mainstream" or "premium" brands. Domestic super premium brands are usually sold at a level 10% to 20%, and imports at 20% to 30%, higher than premium beers, while discount beers are sold at prices approximately 10% to 30% below premium brands.

Provincial legislation governing the sale and distribution of alcoholic beverages provides, directly or indirectly, that provincial authorities may control the pricing of beer. Some government authorities require retail prices to be uniform throughout a province, and the method of determining prices differs among provinces. In a number of provinces, social-reference pricing has been established, setting the minimum price at which beer can be sold.

Small brewers' ability to establish the growing price gap between premium brands and their value brands is partially the result of government tax policies in some markets that favor small brewers, as well as the increasing prices for premium beers. This development is having a significant impact on Molson's share performance.

B. *Brazil*

In Brazil, wholesale and retail prices of beer have not been regulated since July 1990, when formal governmental price controls were lifted. Pricing of beer in Brazil is affected by federal and state taxes, market competition and consumers' disposable income.

4.14 EMPLOYEES

Molson had approximately 3,100 full-time employees in Canada, 11 in the United States and 3,200 in Brazil for a total of approximately 6,300 full-time employees on March 31, 2004 and hires seasonal part-time employees as required. Further, in the United States, Coors provides an additional 60 dedicated sales and distribution employees as well as administrative services to Molson USA.

4.14.1 Canada

In Canada, workplace change initiatives are continuing. As a result, joint union and management steering committees established in most breweries are focusing on customer service, quality, continuous improvement, employee training and a growing degree of employee involvement in all areas of brewery operations.

This resulted in continuous improvements in packaging line performance and productivity both in smaller facilities, as well as in larger breweries in Ontario and Quebec. The unions are fully engaged and aligned with the Molson production strategy goals and are working jointly to deliver these targets. In addition, safety performance continues to improve and environmental initiatives are being undertaken by employee teams in each brewery.

The chart below summarizes the current major collective bargaining agreements and their terms.

Location	Contract	Agreement Expiry
St. John's (Newfoundland)	Six-year agreement	March 31, 2006
Montreal (Quebec)	Seven-year agreement	December 21, 2010(1)
Toronto (Ontario)	Four-year agreement	December 31, 2009(2)
Edmonton (Alberta)	Three-year agreement	March 31, 2007
Vancouver (British Columbia)	Five-year agreement	April 20, 2006

(1) Includes the collective bargaining agreement governing the distribution employees of Molson.
(2) This collective bargaining agreement, which has already been negotiated, will take effect on January 1, 2006 following the expiry of the current collective bargaining agreement.

4.14.2 Brazil

In Brazil, a collective bargaining agreement is signed between the Corporation and the employees' trade union for one-year periods in each of the plants. Collective agreements in place exceed the requirements established by law.

4.15 PROPERTIES

The Corporation's five breweries in Canada and nine breweries in Brazil are strategically located throughout the two countries with total capacities of 13.5 and 23.9 million hectolitres respectively, as detailed in the chart below.

Breweries*	Hectolitres (millions)	
Canada		
	St. John's (Newfoundland)	0.3
	Montreal (Quebec)	5.0
	Toronto (Ontario)	5.0
	Edmonton (Alberta)	1.2
	Vancouver (British Columbia)	2.0
	Total in Canada	13.5
Brazil		
	Pacatuba (Ceará)	1.5
	Feira de Santana (Bahia)	2.2
	Queimados (Rio de Janeiro)	3.9
	Jacarei (São Paulo)	8.0
	Araraquara (São Paulo)	2.8
	Ponta Grossa (Paraná)	3.1
	Gravatai (Rio Grande do Sul)	1.8
	Manaus (Amazonas)	0.4
	Cuiabá (Mato Grosso)	0.4
	Total in Brazil	23.9
	Total Molson capacity	37.4

*Capacity may vary year on year due to variations in mix and equipment changes.

All these locations are owned and are free of any major encumbrances except for certain breweries in Brazil which are subject to charges in favor of the Brazilian National Development Bank ("BNDB") and FINAME (an agency of the BNDB) to secure loans. Molson also leases certain of its business offices.

4.16 ENVIRONMENT

The Corporation's Canadian brewing operations are subject to provincial environmental regulations and local permit requirements and the Corporation's Brazilian brewing operations are subject to federal, state and municipal environmental regulations regarding, among other things, air emissions, water discharges and waste handling and disposal. Each of the Corporation's Canadian breweries other than the St. John's brewery and each of its Brazilian breweries has water treatment facilities.

The Corporation has comprehensive environmental programs in Canada and Brazil with a number of components including organization, monitoring and verification, regulatory compliance, reporting, education and training, and corrective action.

The Corporation remains responsible for sites relating to discontinued operations of its chemical specialties business sold in 1996, which require environmental remediation programs and these programs are either under way or are planned. Most of these sites relate to properties associated with previously owned business of chemicals and the Corporation has established provisions for the costs of these remediation programs.

Amounts anticipated to be expended by the Corporation in connection with the above are not likely to materially affect the financial results of the Corporation. Management is unaware of any instance of non-compliance with environmental laws and regulations, which is not being responsibly addressed.

4.17 RISK FACTORS

4.17.1 Foreign Exchange Risk

With respect to the Corporation's operations in Brazil, Molson is exposed to fluctuations in foreign exchange rate movements as substantially all of its revenues in Brazil are in reais. Also, a significant portion of Molson's operating expenses, in particular those related to hops, malt and aluminum, are denominated in or linked to US dollars. Molson enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. Hedging activities consist of foreign exchange contracts and foreign currency swaps including marketable securities indexed to US dollars.

4.17.2 Commodity Risk

Molson uses a large volume of agricultural materials to brew its products, including malt and hops. The Corporation purchases a significant portion of malt and all of its hops outside Brazil and Canada, as well as substantial quantities of aluminum cans. In Brazil, all the hops purchased in the international markets outside South America are paid for in US dollars. In addition, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuations of the US dollar against the real. The Corporation reduces exposure to the commodity price fluctuations through the negotiation of fixed prices with suppliers for periods generally less than one year. In addition, the Corporation introduced a commodity hedging program in fiscal 2004 which allows for the use of derivative financial instruments to manage and reduce the impact of changes in commodity prices in future years. The Corporation's policy is to enter into hedging contracts for specific business requirements and does not permit the use of financial instruments for speculative purposes.

In Canada, the Corporation purchases its cans, glass bottles, crowns, labels, malted barley and liquid adjunct from single sources. The risk of supply disruptions resulting from a single source strategy is minimal as most materials are produced at multiple supplier sites and alternative local sources of supply are readily available. However, consolidation of the glass bottle industry in North America has reduced local supply alternatives and increased risks of glass bottles supply disruptions.

4.17.3 Tax and other Contingent Liabilities

Molson is subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses for which the Corporation has made provisions for the amounts it believes may be ultimately paid.

Kaiser is a party to a number of claims from the Brazilian tax authorities. The Corporation has either paid, or alternatively made provisions for, the amounts it believes may be ultimately due pursuant to these claims. These legal tax proceedings include claims for income taxes, federal excise taxes (IPI), value-added tax (ICMS), revenue taxes (PIS/federal unemployment insurance contribution) and federal social security tax (COFINS).

4.17.4 Foreign investments and operations

The Corporation conducts activities in Canada, the United States and Brazil. The Corporation's investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; changes in laws or policies of particular countries; foreign taxation; delays in obtaining or the inability to obtain necessary governmental permits; limitations on the repatriation of earnings; and increased financing costs.

4.17.5 Licenses

Molson licenses from third parties a number of the brands it offers for sale and is therefore dependent on licensors. Molson enjoys satisfactory relationships with its many licensors and does not believe that any of them has cause for terminating its agreement. However, a number of the licences which Molson holds include provisions requiring the licensor's consent in the event the Corporation undergoes a change of control. Coors has publicly stated that if there is a change of control of the Corporation (other than the Molson-Coors Merger), it may terminate the partnership and licensing agreements between Molson and Coors. No other licensor has indicated its intention to terminate its licence with the Corporation if it

undergoes a change of control. None of Molson's licenses, other than the Molson-Coors partnership and licensing agreements, is material on an individual basis to Molson's business.

4.17.6 Competition

In Brazil, AmBev, which is the leader in the beer industry with a market share of approximately 65% as of March 31, 2004, benefits from greater economies of scale. To maintain and increase its market share, Kaiser must spend more per hectolitre in certain areas of its business due to its smaller scale. Moreover, following the consolidation of its operations in 2002 and 2003, Molson's market share in Brazil has decreased and its market rank has slipped from second to third place. Both in Canada and Brazil, aggressive marketing strategies by the Corporation's main competitors could affect the Corporation's financial results. In the United States, the Corporation participates in the growing, yet highly competitive, import segment of the market. The Canadian federal Competition Bureau is currently investigating whether use of the industry standard reusable bottle in Canada by Molson and a majority of Canadian brewers is an anti-competitive practice and contravenes the *Competition Act* (Canada). An unfavorable decision by the Competition Bureau which requires termination of the current agreement among brewers may have a material adverse impact on Molson's Canadian distribution, warehousing and sorting costs. An unfavorable decision is considered unlikely by the Corporation.

4.17.7 Government Regulation

The Corporation's business is regulated by federal, provincial and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices and required labeling, advertising, promotion and marketing practices, relationships with distributors and related matters. Failure on the part of the Corporation to comply with federal, provincial or local laws and regulations could result in the loss, revocation or suspension of the Corporation's licenses, permits or approvals and accordingly could have a material adverse effect on the Corporation's business. The Corporation believes that it has obtained all regulatory permits and licenses necessary to operate its business where the Corporation's products are currently being produced and distributed. In addition, changes to taxes, environmental regulations or any other laws or regulations which affect the Corporation's products or their production, handling or distribution could have a material adverse effect on the Corporation's operating results.

ITEM 5 - SELECTED CONSOLIDATION FINANCIAL INFORMATION

5.1 ANNUAL INFORMATION

Reference is made to Management's Discussion and Analysis on pages 34 through 53 of the fiscal 2004 Annual Report, which section is incorporated herein by reference.

5.2 DIVIDENDS

The Corporation has paid dividends every year since it became a public company in 1945. The Board of Directors determines dividend levels on the basis of a number of factors, including current and projected net earnings, investment spending requirements and the Corporation's overall financial position.

The holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.033 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.033 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared. Dividends paid to shareholders totalled $71.2 million in fiscal 2004, or $0.56 per share, as a result of an increase on an annualized basis from $0.44 to $0.56 announced on May 2, 2003, $53.5 million in fiscal 2003, or $0.42 per share and $45.4 million in fiscal 2002 or $0.38 per share.

The dividends declared are consistent with Molson's dividend policy, approved by the Board of Directors in November 2001, which is to have a dividend payout range of 25% to 30% of trailing net earnings. The dividend payout was again increased to $0.60 per share on May 5, 2004 in line with this policy.

ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to Management's Discussion and Analysis on pages 34 through 53 of the fiscal 2004 Annual Report, which section is incorporated herein by reference.

ITEM 7 - MARKET FOR SECURITIES

The Class "A" non-voting shares are traded on the Toronto Stock Exchange under the symbol "MOLa". The following table sets forth, for the calendar periods indicated, the high and low closing sale prices and trading volumes for the Class "A" non-voting shares as reported on the Toronto Stock Exchange.

	Price Range		
Month	High	Low	Trading Volume (in thousands)
Fiscal Year 2004			
April	$33.35	$30.95	7,146
May	$36.35	$33.10	9,449
June	$37.98	$35.70	8,624
July	$37.50	$34.95	7,994
August	$35.00	$33.26	11,077
September	$35.60	$33.21	11,165
October	$34.70	$33.00	7,009
November	$35.18	$34.00	7,429
December	$36.45	$34.60	7,557
January	$36.60	$30.00	34,432
February	$32.00	$30.50	12,505
March	$32.74	$29.71	18,792

The Class "B" common shares are traded on the Toronto Stock Exchange under the symbol "MOLb". The following table sets forth, for the calendar periods indicated, the high and low closing sale prices and trading volumes for the Class "B" common shares as reported on the Toronto Stock Exchange.

	Price Range		
Month	High	Low	Trading Volume (in thousands)
Fiscal Year 2004			
April	$33.42	$31.30	108
May	$36.40	$32.96	47
June	$37.90	$35.69	44
July	$37.26	$35.00	34
August	$35.17	$33.40	50
September	$35.60	$33.25	46
October	$34.68	$33.17	46
November	$35.30	$34.00	218
December	$36.37	$34.50	38
January	$36.30	$30.00	240
February	$32.00	$30.54	127
March	$32.50	$29.84	318

ITEM 8 - CREDIT RATINGS

Molson has outstanding $250 million of floating rate medium term notes of which $50 million was issued on October 17, 2003 and is due October 19, 2004 and $200 million was issued on September 16, 2003 and is due September 16, 2005 (the "Notes") out of a total program of $500 million. The Notes are direct, unsecured obligations of Molson and were offered by way of private placement in Canada. The Notes have been granted a rating of BBB+ by Standard & Poor's Rating Services ("S&P"), a division of the

McGraw-Hill Companies Inc., the fourth highest category granted by S&P for long-term debt, and a rating of A (low) by Dominion Bond Rating Service Ltd., the third highest category granted by DBRS for long-term debt. The "+" attributed by S&P indicates that the Notes are to be considered at the high end of the category while the low grade attributed by DBRS indicates that the Notes are to be considered at the low end of the category. On July 20, 2004, DBRS announced that its long-term rating of the Notes was placed under review with negative implications, pending clarification of the merger with Adolph Coors. DBRS stated that once the structure of the combined company is final, DBRS would be in a position to assess how the merger would impact the credit rating. The ratings should not be construed as a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time by the rating agencies if, in their judgment, the circumstances so warrant.

ITEM 9 - DIRECTORS AND OFFICERS

9.1 DIRECTORS

The names, municipalities of residence and principal occupations of the Corporation's directors in fiscal 2004, and the period during which each director has served on the Board of Directors, are as follows:

Name and Municipality of Residence	Principal Occupation	Nature of Activities	Director Since
Dr. L.I. Barber* Regina Beach, Saskatchewan	Corporate Director		1978
M.W. Barrett* London, England	Group Chief Executive Barclays	Banking	1992
L. Beauregard Montreal, Quebec	Chairman and Chief Executive Officer, NATIONAL Public Relations Inc.	Public Relations	1997
Dr. F. Bellini Town of Mount Royal, Quebec	Chairman and Chief Executive Officer, Neurochem Inc. and Chairman, Picchio International Inc.	Biotechnology	1997
J.E. Cleghorn Toronto, Ontario	Chairman of the Board SNC-Lavalin Group Inc.	Engineering-Construction	2003
D.W. Colson London, England	Corporate Director		1997
D. G. Drapkin* Alpine, New Jersey	Vice Chairman and Director, MacAndrews & Forbes Holdings Inc.	Diversified Holding	1998
L.O.P. Gonçalves* Belo Horizonte, Brazil	Chief Executive Officer, Empresas Regon	Holding Company	2002
R.A. Ingram† Durham, North Carolina	Vice Chairman, Pharmaceutical GlaxoSmithKline	Pharmaceuticals	2002
E.H. Molson Westmount, Quebec	Chairman of the Board, Molson Inc.	Brewing	1974
R.I. Molson* London, England	Deputy Chairman of the Board, Molson Inc.	Brewing	1996
S.T. Molson Westmount, Quebec	President and Member of the Board, The Molson Foundation	Charitable Foundation	1988
D.P. O'Brien Calgary, Alberta	Chairman, EnCana Corporation	Oil and Gas	2002

Name and Municipality of Residence	Principal Occupation	Nature of Activities	Director Since
D.J. O'Neill Westmount, Quebec	President and Chief Executive Officer, Molson Inc.	Brewing	1999
H. S. Riley Winnipeg, Manitoba	President and Chief Executive Officer, Richardson Financial Group Ltd.	Financial Institution	1999

The term of each director runs from the time of his election or appointment to the next succeeding annual meeting of shareholders or until a successor is appointed.

* The five board members identified above will not be members of the Board of Directors for fiscal 2005 reducing the board's size from 15 to 10 members.

† R.A. Ingram resigned from the Board of Directors effective July 27, 2004.

9.2 NON-DIRECTOR SENIOR OFFICERS

The names and municipalities of residence of the non-director senior officers of the Corporation as at April 15, 2004, and the position and principal occupation as at that date of each in the Corporation are as follows:

Name and Municipality of Residence	*Principal Occupation*
P. Amirault, Mississauga, Ontario	Senior Vice President, Business Development and Innovation
K. Boyce, Oakville, Ontario	President and Chief Operating Officer, Molson North America
B. Burden, Westmount, Quebec	Executive Vice President and Chief Financial Officer of Molson Inc.
R. Coallier, São Paulo, Brazil(1)	Executive Vice President, Corporate Strategy and International Operations of Molson Inc
B. Cormier, Nun's Island, Quebec(2)	Senior Vice President, Human Resources
R. Doin, Mount Royal, Quebec	Senior Vice President, Strategy & Integration
M. Giguère, Montreal, Quebec	Senior Vice President, Chief Legal Officer and Secretary
L. Hine, Oakville, Ontario	Chief Marketing Officer, Molson Canada
S. Morin, Nun's Island, Quebec	Senior Vice President, Corporate Affairs
C. Noonan, Toronto, Ontario	Senior Vice President, Global Costs
D. Perkins, Littleton, Colorado	President, Market Development, Molson North America
F. Tigre, São Paulo, Brazil(3)	Chief Executive Officer, Cervejarias Kaiser Brasil S.A.
G. Wade, Beaconsfield, Quebec	Senior Vice President, Quality Brewing

(1) Prior to June 15, 2004, R. Coallier was Executive Vice-President of Molson Inc. and President and Chief Executive Officer of Cervejarias Kaiser Brasil S.A.
(2) B. Cormier resigned on June 25, 2004.
(3) F. Tigre was appointed Chief Executive Officer of Cervejarias Kaiser Brasil S.A. on June 15, 2004.

During the past five years, all the directors and senior officers have been engaged or employed in the above capacities or other capacities by the Corporation or the organizations indicated under "Principal Occupation" except: K. Boyce who, prior to March 31, 2004, was Chief Executive Officer of Unilever Cosmetics International and, from May 2000 to October 2003, President and Chief Executive Officer of Unilever Canada; R. Coallier who, prior to May 29, 2000, was Chief Financial Officer of C-MAC Industries; B. Cormier who, prior to November 19, 2001, was Vice President, Human Resources with Bombardier Aerospace, de Havilland Division; M. Giguère who, prior to August 1999, was Senior Vice

President, Corporate Affairs and General Secretary, of the Montreal Exchange; L. Hine who, prior to August 18, 2003, was a partner at Futurus Management Consulting Inc. and, from June 4, 1979 to July 1, 2000, was a Vice President at the Northeast Asia Division of Procter & Gamble; S. Morin who, prior to June 24, 2002, was Vice President Communications at BCE Emergis and, from May 1999 to June 2000, Director Communications at Bell Nexxia; G. Wade who, prior to March 26, 2001, was Corporate Vice President and Vice President R&D/QA/Engineering/Safety and Purchasing with Vlasic Foods International; F. Bellini who, prior to May 2001, was Chairman and Chief Executive Officer as well as co-founder of BioChem Pharma Inc.; H.S. Riley who, prior to May 2001, was President and Chief Executive Officer of Investors Group Inc.; P. Amirault who, prior to January 1, 2003, was Managing Director of Sleeman Brewing & Malting Co. Ltd.; B. Burden who, prior to September 3, 2002, was Senior Vice President, Seagram Corporate Venture Transition of Diageo PLC; C. Noonan who, prior to July 19, 1999, was Senior Vice President, Planning of Hudson's Bay Company; J. E. Cleghorn who, prior to July 2001, was Chairman and Chief Executive Officer of Royal Bank of Canada; D. W. Colson who, until March 2004, was Vice Chairman of Hollinger International Inc., as well as Deputy Chairman and Chief Executive Office of Telegraph Group Limited in London, England; R. A. Ingram who, from January 1999 to December 2000, was Chairman of Glaxo Wellcome Inc., a Glaxo Wellcome plc United States subsidiary and, from October 1997 to December 2000, Chief Executive of Glaxo Wellcome plc; and D. P. O'Brien who, from October 2001 to April 2002, was Chairman and Chief Executive Officer, PanCanadian Energy Corporation and had, since 1991, been Chairman of PanCanadian.

As of May 12, 2004, the directors and senior officers of the Corporation, as a group, owned, directly or indirectly, or exercised control or direction over 54.84% of the outstanding 22,380,676 Class "B" common shares of the Corporation. Included as part of these holdings were 10,000,000 Class "B" common shares beneficially owned by Mr. E.H. Molson through Pentland Securities (1981) Inc., owned by Lincolnshire Holdings Inc. and Nooya Investments Inc. which are respectively owned by Messrs. E.H. Molson and S.T. Molson; 2,407,200 Class "B" common shares held by the Estate of the Late T.H.P. Molson, a family estate trust of which Messrs. E.H. Molson and S.T. Molson are, together with a corporate trustee, trustees; and 2,300,000 Class "B" common shares beneficially owned by a corporation controlled by R. Ian Molson, through his associate The Swiftsure Settlement.

During fiscal 2004, the Corporation had an Executive Committee whose members were R. Ian Molson, Daniel W. Colson, Eric H. Molson and Daniel J. O'Neill. The Board of Directors abolished this Committee on November 5, 2003. As well during fiscal 2004, the Corporation had the following committees: an Audit and Finance Committee whose members were Lloyd I. Barber, Robert A. Ingram, Daniel W. Colson, R. Ian Molson and H. Sanford Riley; a Human Resources Committee whose members were Daniel W. Colson, John E. Cleghorn, Donald G. Drapkin, R. Ian Molson and David P. O'Brien; a Corporate Governance Committee whose members were Eric H. Molson, John E. Cleghorn and David P. O'Brien; a Pension Fund Committee whose members were H. Sanford Riley, Lloyd I. Barber, Luc Beauregard, Francesco Bellini, John E. Cleghorn and Stephen T. Molson; and finally an Environment, Health and Safety Committee whose members were Luc Beauregard, Lloyd I. Barber, Francesco Bellini, Luis O.P. Gonçalves, Eric H. Molson and Stephen T. Molson.

9.3 CORPORATE CEASE TRADE ORDERS

On May 31, 2004, the Ontario Securities Commission (the "OSC") issued a cease trade order against certain insiders, directors, officers and certain other current and former employees of Nortel Networks Corporation and Nortel Networks Limited pursuant to which John E. Cleghorn and Robert A. Ingram were prohibited from trading in Nortel Networks Corporation and Nortel Networks Limited securities until two full business days following the receipt by the OSC of all filings that Nortel Networks Corporation and Nortel Networks Limited are required to make pursuant to Ontario securities law.

On June 3, 2004, the OSC issued similar cease-trade orders against certain insiders, directors, officers and other current and former employees of Hollinger Inc., Hollinger International Inc., Hollinger Canadian Newspapers, Limited Partnership and Argus Corporation Limited (the "Hollinger Group") pursuant to which Daniel W. Colson was prohibited from trading securities of an issuer in the Hollinger Group until two full business days following the receipt by the OSC of all filings such issuer is required to make pursuant to Ontario securities law.

ITEM 10 - TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company is the Corporation's transfer agent and registrar. The share register for transfers of Class "A" non voting shares and the Class "B" common shares is located in Halifax, Montreal, Toronto, Winnipeg, Regina, Calgary and Vancouver

ITEM 11 - ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities, and interest of insiders in material transactions where applicable, is contained in the Corporation's Management Proxy Circular for the year ended March 31, 2004 in respect of the annual meeting held on June 22, 2004.

Additional financial information is provided in the Corporation's financial statements for fiscal 2004 and related management's discussion and analysis.

Information on the history of Molson, the brewing process in general and Molson's press releases can be obtained on the Internet at www.molson.com.

Additional information on Molson may also be found on SEDAR at www.sedar.com.